UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 31, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Fourth Quarter 2022 Report of UBS Group AG, which appears immediately following this page.

UBS Group

Fourth quarter 2022 report

1.	UBS Group
3	Recent developments
5	Group performance

2.	UBS business divisions and Group Functions
10	Global Wealth Management
13	Personal & Corporate Banking
15	Asset Management
17	Investment Bank
19	Group Functions

3.	Risk, capital, liquidity and funding, and balance sheet
21	Risk management and control
25	Capital management
33	Liquidity and funding management
34	Balance sheet and off-balance sheet
37	Share information and earnings per share

4.	Consolidated financial information
38	UBS Group AG interim consolidated financial information (unaudited)
48	UBS AG interim consolidated financial information (unaudited)

Appendix

52	Alternative performance measures
55	Abbreviations frequently used in our financial reports
57	Information sources
58	Cautionary statement

Corporate calendar UBS Group AG

Publication of the Annual Report 2022:                                Monday, 6 March 2023

Publication of the Sustainability Report 2022:                        Monday, 6 March 2023

Annual General Meeting 2023:                                           Wednesday, 5 April 2023

Publication of the first quarter 2023 report:                           Tuesday, 25 April 2023

Corporate calendar UBS AG

Publication of the Annual Report 2022:                                Monday, 6 March 2023

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

Contacts

Switchboards

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Office of the Group Company Secretary

The Group Company Secretary handles
inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2023. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Our key figures

	As of or for the quarter ended			As of or for the year ended
USD m, except where indicated	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21
Group results
Total revenues	8,029	8,236	8,705	34,563	35,393
Credit loss expense / (release)	7	(3)	(27)	29	(148)
Operating expenses	6,085	5,916	7,003	24,930	26,058
Operating profit / (loss) before tax	1,937	2,323	1,729	9,604	9,484
Net profit / (loss) attributable to shareholders	1,653	1,733	1,348	7,630	7,457
Diluted earnings per share (USD)[1]	0.50	0.52	0.38	2.25	2.06
Profitability and growth[2]
Return on equity (%)	11.7	12.3	8.9	13.3	12.6
Return on tangible equity (%)	13.2	13.9	10.0	14.9	14.1
Return on common equity tier 1 capital (%)	14.7	15.5	11.9	17.0	17.5
Return on leverage ratio denominator, gross (%)	3.2	3.3	3.3	3.3	3.4
Cost / income ratio (%)	75.8	71.8	80.5	72.1	73.6
Effective tax rate (%)	14.5	25.0	21.4	20.2	21.1
Net profit growth (%)	22.6	(24.0)	(17.6)	2.3	13.7
Resources[2]
Total assets	1,104,364	1,111,753	1,117,182	1,104,364	1,117,182
Equity attributable to shareholders	56,876	55,756	60,662	56,876	60,662
Common equity tier 1 capital[3]	45,457	44,664	45,281	45,457	45,281
Risk-weighted assets[3]	319,585	310,615	302,209	319,585	302,209
Common equity tier 1 capital ratio (%)[3]	14.2	14.4	15.0	14.2	15.0
Going concern capital ratio (%)[3]	18.2	19.1	20.0	18.2	20.0
Total loss-absorbing capacity ratio (%)[3]	33.0	33.7	34.7	33.0	34.7
Leverage ratio denominator[3]	1,028,461	989,787	1,068,862	1,028,461	1,068,862
Common equity tier 1 leverage ratio (%)[3]	4.42	4.51	4.24	4.42	4.24
Liquidity coverage ratio (%)	163.7	162.7	155.5	163.7	155.5
Net stable funding ratio (%)	119.8	120.4	118.5	119.8	118.5
Other
Invested assets (USD bn)[4]	3,957	3,706	4,596	3,957	4,596
Personnel (full-time equivalents)	72,597	72,009	71,385	72,597	71,385
Market capitalization[1]	57,848	46,674	61,230	57,848	61,230
Total book value per share (USD)[1]	18.30	17.52	17.84	18.30	17.84
Tangible book value per share (USD)[1]	16.28	15.57	15.97	16.28	15.97

1 Refer to the “Share information and earnings per share” section of this report for more information.    2 Refer to the “Targets, aspirations and capital guidance” section of our Annual Report 2021 for more information about our performance targets.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Fourth quarter 2022 report                                                                                                                                                                                           2

UBS Group

Management report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

Recent developments

Regulatory and legal developments

Revisions to the Swiss Banking Act and the Banking Ordinance

In November 2022, the Swiss Federal Council adopted the amendments to the Banking Act and the Banking Ordinance, which entered into force as of 1 January 2023. The amendments enact insolvency provisions for banks into statutory law and strengthen the deposit insurance framework. They also replace the current resolvability discount on the gone concern capital requirements for systemically important banks (SIBs), including UBS, with a reduced base gone concern capital requirement. In addition, the Swiss Financial Market Supervisory Authority (FINMA) has the authority to impose a surcharge of up to 25% of the base gone concern capital requirement should obstacles to a SIB’s resolvability be identified in future resolvability assessments. We currently expect that our total gone concern requirements will remain substantially unchanged in the first quarter of 2023 as a result of these changes.

Amendment of the Swiss Capital Adequacy Ordinance regarding the final implementation of Basel III

In December 2022, the Swiss State Secretariat for International Finance changed the expected date on which the final Basel III guidelines are to enter into force, from 1 July 2024 to 1 January 2025. As such, the Swiss implementation timeline would be aligned to the currently expected implementation timeline in the EU. We currently estimate that the revised Basel III framework would lead to a further net increase in risk-weighted assets (RWA) of around USD 12bn, before taking into account mitigating actions and not reflecting the impact of the output floor, which is phased in over time. Our estimate includes the finalization of the Basel III framework, as well as the fundamental review of the trading book, based on our current understanding of the relevant standards. It may change as a result of new or updated regulatory interpretations, appropriate conservatism in model calibration, the implementation of Basel III standards into national law, changes in business growth, market conditions and other factors. The final degree of alignment between the Swiss implementation and those in other jurisdictions, particularly those regarding the treatment of historical operational losses, remains uncertain at this stage.

Developments regarding sustainable finance and climate-related disclosures

The Swiss Federal Council adopted a revised ordinance on climate-related disclosures in November 2022, which will be mandatory for large companies domiciled in Switzerland as of 1 January 2024. The ordinance makes reference to the recommendations of the Task Force on Climate-related Financial Disclosures (the TCFD), and sets disclosure requirements related to the plans for the transition to net zero and regarding climate-related impacts on a company’s business activities. In parallel, FINMA has issued guidance on disclosures of climate-related financial risks and announced another review of climate-related disclosures in the course of 2023.

Fourth quarter 2022 report | UBS Group | Recent developments                                                                                                                                        3

In December 2022, the Swiss Federal Council published a report on sustainability in the financial sector, in which it defined fifteen measures planned to be implemented by 2025. The measures aim to, among other things, ensure that more and better sustainability data is available from all sectors of the economy, in order to increase overall transparency. The Swiss government also adopted a position on greenwashing, stating that financial products or services should only be advertised as being sustainable if they are aligned with or contribute to at least one of the goals of the wider sustainability frameworks, such as the United Nations Sustainable Development Goals.

In January 2023, FINMA provided further guidance on the developments regarding the management of climate risks. FINMA reiterated its expectation that supervised institutions, including UBS, will establish an adequate framework for managing climate risks that is adapted to the respective risk profile of the institution. In this context, FINMA expects the supervised financial institutions to proactively engage with the recommendations and guidance provided by international bodies, such as the Basel Committee on Banking Supervision and its principles for the effective management and supervision of climate-related financial risks, as well as relevant best practices in the market, and to further develop their tools and processes where necessary.

In Europe, the EU finalized the Corporate Sustainability Reporting Directive in November 2022, which amends the reporting requirements of the 2014 Non-Financial Reporting Directive for all large companies and all companies listed on regulated markets in the EU. It requires the first companies, including UBS, to provide detailed information about sustainability matters in their annual financial reports from the 2024 fiscal year onward, including the impact of their business activities on sustainability matters and the influence of sustainability factors (e.g., climate change or human rights issues) on their business model, outlook and operations.

UBS will implement the applicable requirements by their respective due dates.

Sanctions related to the Russia–Ukraine war

In the fourth quarter of 2022, the Swiss Federal Council adopted the latest EU sanctions against Russia, which provide, among other things, a legal basis for the introduction of price caps for Russian crude oil and petroleum, and include a ban on the provision of certain services to the Russian government and Russian companies. UBS’s sanctions programs are designed to comply with sanctions across multiple jurisdictions, including those imposed by the United Nations, Switzerland, the EU, the UK and the US.

US Inflation Reduction Act

As part of the Inflation Reduction Act (the IRA) passed by the US Congress in August 2022, a new corporate alternative minimum tax (CAMT) was introduced, with an effective date of 1 January 2023. CAMT is calculated as 15% of an entity’s consolidated financial statement profits, without taking into account pre-2019 tax loss carry-forwards. As a result, the Group is expected to incur significant US current tax expenses, although these will be offset by the recognition of equivalent benefits in respect of deferred tax assets. There is no change to the Group’s effective tax rate. CAMT will temporarily defer the accretion of profits to the Group’s common equity tier 1 (CET1) capital, but the amount of such deferral is expected to be recaptured in the future through the use of CAMT credits. The 2022 impact on the accretion of CET1 capital would have been around USD 250m.

Other developments

Capital returns

For 2022, the Board of Directors intends to propose a dividend to UBS Group AG shareholders of USD 0.55 per share. Subject to approval at the Annual General Meeting (the AGM), scheduled for 5 April 2023, the dividend will be paid on 14 April 2023 to shareholders of record on 13 April 2023. The ex-dividend date will be 12 April 2023.

In 2022, we bought back USD 5.6bn of our shares and we expect to repurchase more than USD 5bn of our shares in 2023.

Share capital – nominal currency conversion

Following revisions to Swiss corporate law that are effective from 1 January 2023, the Board of Directors will propose at the 2023 AGM that the shareholders approve the conversion of the share capital currency of UBS Group AG from the Swiss franc to the US dollar. As a result, the capital contribution reserves of UBS Group AG would also be converted to US dollars. This will align the share capital currency with the financial statement presentation currency of UBS Group AG. If the change is approved, the share capital of UBS Group AG will be slightly reduced, to a nominal value per share of USD 0.10 (from CHF 0.10 currently), with the amount of the reduction allocated to the capital contribution reserves. If approved, the conversion will be implemented with retroactive effect as of 1 January 2023 for accounting purposes based on the closing exchange rate from 30 December 2022. Total equity reported for UBS Group AG consolidated and standalone will not change.

Organizational changes

As announced on 8 November 2022, Damian Vogel, currently Chief Risk Officer for Global Wealth Management, will join UBS’s Group Executive Board as Group Chief Risk Officer, effective 1 May 2023. He will succeed Christian Bluhm, who is retiring from the firm as of 30 April 2023.

Fourth quarter 2022 report | UBS Group | Recent developments                                                                                                                                        4

Group performance

Income statement
	For the quarter ended			% change from		For the year ended
USD m	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21
Net interest income	1,589	1,596	1,770	(0)	(10)	6,621	6,705
Other net income from financial instruments measured at fair value through profit or loss	1,876	1,796	1,365	4	37	7,517	5,850
Net fee and commission income	4,359	4,481	5,529	(3)	(21)	18,966	22,387
Other income	206	363	40	(43)	415	1,459	452
Total revenues	8,029	8,236	8,705	(3)	(8)	34,563	35,393

Credit loss expense / (release)	7	(3)	(27)			29	(148)

Personnel expenses	4,122	4,216	4,216	(2)	(2)	17,680	18,387
General and administrative expenses	1,420	1,192	2,212	19	(36)	5,189	5,553
Depreciation, amortization and impairment of non-financial assets	543	508	574	7	(5)	2,061	2,118
Operating expenses	6,085	5,916	7,003	3	(13)	24,930	26,058
Operating profit / (loss) before tax	1,937	2,323	1,729	(17)	12	9,604	9,484
Tax expense / (benefit)	280	580	370	(52)	(24)	1,942	1,998
Net profit / (loss)	1,657	1,742	1,359	(5)	22	7,661	7,486
Net profit / (loss) attributable to non-controlling interests	4	9	11	(60)	(65)	32	29
Net profit / (loss) attributable to shareholders	1,653	1,733	1,348	(5)	23	7,630	7,457

Comprehensive income
Total comprehensive income	2,208	(48)	1,178		87	3,167	5,119
Total comprehensive income attributable to non-controlling interests	17	(8)	7		137	18	13
Total comprehensive income attributable to shareholders	2,190	(40)	1,171		87	3,149	5,106

Results: 4Q22 vs 4Q21

Operating profit before tax increased by USD 208m, or 12%, to USD 1,937m, reflecting a decrease in operating expenses, partly offset by a decrease in total revenues. Operating expenses decreased by USD 918m, or 13%, to USD 6,085m, which included positive foreign currency effects. The decrease mainly reflects a USD 792m decrease in general and administrative expenses, as the fourth quarter of 2021 included expenses of USD 740m related to litigation provisions for the French cross-border matter, and a USD 94m decrease in personnel expenses. Total revenues decreased by USD 676m, or 8%, to USD 8,029m, which included negative foreign currency effects. Net fee and commission income decreased by USD 1,170m, mainly reflecting negative market performance and a lower level of client activity. This decrease was partly offset by a USD 328m increase in total combined net interest income and other net income from financial instruments measured at fair value through profit or loss and a USD 166m increase in other income.

Total revenues: 4Q22 vs 4Q21

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 328m to USD 3,464m.

Global Wealth Management increased by USD 374m to USD 1,731m, predominantly due to higher net interest income, mainly driven by an increase in deposit revenues, as rising interest rates led to higher deposit margins. This increase was partly offset by the effects of shifts to lower-margin products and higher interest rates paid to clients, as well as a decrease in average deposit volumes. In addition, there were lower loan revenues, driven by lower average loan volumes and margins.

Personal & Corporate Banking increased by USD 95m to USD 751m, predominantly driven by higher net interest income, reflecting higher deposit margins, as a result of rising interest rates, and higher loan revenues, partly offset by lower deposit fees. In addition, the fourth quarter of 2021 included a benefit from the Swiss National Bank deposit exemption.

Group Functions was negative USD 44m compared with negative USD 129m, mainly reflecting the positive net effects of accounting asymmetries, including hedge accounting ineffectiveness, within Group Treasury. This increase was partly offset by higher funding costs related to deferred tax assets (DTAs) within Group Services.

Fourth quarter 2022 report | UBS Group | Group performance                                                                                                                                          5

The Investment Bank decreased by USD 217m to USD 1,036m, largely driven by a USD 123m decrease in Global Banking, mainly due to lower Leveraged Capital Markets revenues. Global Markets, Derivatives & Solutions decreased by USD 66m, driven by lower Equity Derivatives revenues, reflecting lower levels of client activity, partly offset by higher Foreign Exchange and Rates revenues, which benefited from elevated volatility due to inflationary concerns and the actions of central banks.

Net fee and commission income

Net fee and commission income decreased by USD 1,170m to USD 4,359m.

Fees for portfolio management and related services decreased by USD 414m, predominantly driven by Global Wealth Management, reflecting negative market performance, partly offset by incremental revenues from net new fee-generating assets. Investment fund fees decreased by USD 372m, driven by Asset Management and Global Wealth Management, also mainly reflecting negative market performance. In addition, performance-based fee income in Asset Management decreased, mainly in Hedge Fund Businesses.

Underwriting fees decreased by USD 214m to USD 121m, largely driven by lower equity underwriting revenues from public offerings in the Investment Bank.

Net brokerage fees decreased by USD 196m to USD 711m, driven by the Investment Bank, mainly in relation to the Cash Equities business, and lower levels of client activity in Global Wealth Management.

Other income

Other income was USD 206m, compared with USD 40m in the prior-year quarter. The increase was mainly driven by net gains from properties held for sale of USD 68m in Group Functions and a USD 41m gain in Global Wealth Management on the sale of our US alternative investments administration business, both of which occurred in the fourth quarter of 2022. In addition, we recognized USD 42m of gains related to the repurchase of UBS’s own debt instruments, compared with losses of USD 11m in the prior-year quarter, and income of USD 41m in Non-core and Legacy Portfolio related to a legacy bankruptcy claim.

Credit loss expense / release: 4Q22 vs 4Q21

Total net credit loss expenses were USD 7m, compared with net credit loss releases of USD 27m in the prior-year quarter, reflecting USD 2m net credit loss releases related to stage 1 and 2 positions and USD 9m net credit loss expenses related to stage 3 positions. The expected credit loss calculations as of 31 December 2022 reflect updated macroeconomic scenario data.

›    Refer to the ”Risk management and control” section of this report for ECL allowances by business division as of 31 December 2022 and to the “Consolidated financial statements” section of our Annual Report 2022, which will be published on 6 March 2023, for detailed disclosures about ECL exposures, allowances, coverage ratios, underlying scenarios, scenario assumptions and post-model adjustments

Credit loss expense / (release)
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.12.22
Stages 1 and 2	3	(6)	0	1	0	(2)
Stage 3	0	3	0	7	0	9
Total credit loss expense / (release)	3	(4)	0	8	0	7

For the quarter ended 30.9.22
Stages 1 and 2	6	(6)	0	4	0	4
Stage 3	1	(9)	0	1	0	(7)
Total credit loss expense / (release)	7	(15)	0	4	0	(3)

For the quarter ended 31.12.21
Stages 1 and 2	(2)	4	0	(2)	0	1
Stage 3	(1)	(14)	1	(14)	0	(28)
Total credit loss expense / (release)	(2)	(10)	1	(16)	0	(27)

Fourth quarter 2022 report | UBS Group | Group performance                                                                                                                                          6

Operating expenses: 4Q22 vs 4Q21

Operating expenses
	For the quarter ended			% change from		Year-to-date
USD m	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21
Personnel expenses	4,122	4,216	4,216	(2)	(2)	17,680	18,387
of which: salaries and variable compensation	2,406	2,473	2,283	(3)	5	10,491	10,758
of which: financial advisor compensation [1]	1,073	1,093	1,269	(2)	(15)	4,508	4,860
of which: other personnel expenses [2]	643	650	665	(1)	(3)	2,681	2,768
General and administrative expenses	1,420	1,192	2,212	19	(36)	5,189	5,553
of which: net expenses for litigation, regulatory and similar matters	50	21	826	142	(94)	348	911
of which: other general and administrative expenses	1,370	1,171	1,386	17	(1)	4,841	4,642
Depreciation, amortization and impairment of non-financial assets	543	508	574	7	(5)	2,061	2,118
Total operating expenses	6,085	5,916	7,003	3	(13)	24,930	26,058

1 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, and post-employment benefit plans, as well as other personnel expenses.

Personnel expenses

Personnel expenses decreased by USD 94m to USD 4,122m, largely driven by lower financial advisor compensation following a decrease in compensable revenues, and a reduction in salary costs, as positive foreign currency translation effects more than offset an underlying increase from higher salaries and an increase in the number of employees. These decreases were partly offset by higher expenses for variable compensation.

General and administrative expenses

General and administrative expenses decreased by USD 792m to USD 1,420m, largely driven by lower expenses for litigation, regulatory and similar matters, as the fourth quarter of 2021 included expenses of USD 740m related to litigation provisions for the French cross-border matter. Excluding expenses for litigation, regulatory and similar matters, general and administrative expenses decreased by USD 16m, including positive foreign currency translation effects, mainly reflecting lower outsourcing costs, partly offset by higher expenses for travel and entertainment.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›    Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2021 for more information about litigation, regulatory and similar matters

Tax: 4Q22 vs 4Q21

We recognized income tax expenses of USD 280m for the fourth quarter of 2022, representing an effective tax rate of 14.5%, compared with USD 370m and an effective tax rate of 21.4% for the fourth quarter of 2021. Current tax expenses were USD 349m, compared with USD 365m, and related to taxable profits of UBS Switzerland AG and other entities. There were net deferred tax benefits of USD 69m, compared with deferred tax expenses of USD 5m. This includes a benefit of USD 169m that relates to the revaluation of DTAs for certain entities in connection with our business planning process and a benefit of USD 78m in respect of an increase in the expected value of future tax deductions for deferred compensation awards, due to an increase in the Group’s share price during the quarter. These benefits were partly offset by expenses of USD 178m that primarily relate to the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc.

Excluding any potential effects from the remeasurement of DTAs in connection with next year’s business planning process and any material jurisdictional statutory tax rate changes that could be enacted, we expect a tax rate for 2023 of around 23%.

›    Refer to the “Recent developments” section of this report for more information about a new corporate alternative minimum tax effective 1 January 2023 in relation to the introduction of the Inflation Reduction Act in the US

Total comprehensive income attributable to shareholders

In the fourth quarter of 2022, total comprehensive income attributable to shareholders was positive USD 2,190m, reflecting net profit of USD 1,653m and other comprehensive income (OCI), net of tax, of positive USD 538m.

Foreign currency translation OCI was positive USD 948m, mainly resulting from a significant strengthening of the Swiss franc (7%) and the euro (9%) against the US dollar.

OCI related to cash flow hedges was positive USD 225m, mainly reflecting net losses on hedging instruments that were reclassified from OCI to the income statement as the hedged forecast cash flows affected profit or loss.

Fourth quarter 2022 report | UBS Group | Group performance                                                                                                                                          7

Defined benefit plan OCI was negative USD 343m, reflecting net negative pre-tax OCI related to our non-Swiss pension plans of USD 348m, mostly driven by the UK pension plan, and negative pre-tax OCI in our Swiss pension plan of USD 24m. These effects were partly offset by a tax benefit of USD 29m.

OCI related to own credit on financial liabilities designated at fair value was negative USD 233m, primarily due to a tightening of our own credit spreads.

›    Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information

›    Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital

›    Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of our Annual Report 2021 for more information about own credit on financial liabilities designated at fair value

›    Refer to “Note 27 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2021 for more information about OCI related to defined benefit plans

Sensitivity to interest rate movements

As of 31 December 2022, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.5bn in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift. Of this increase, approximately USD 0.8bn, USD 0.4bn and USD 0.2bn would result from changes in Swiss franc, US dollar and euro interest rates, respectively. A parallel shift in yield curves by –100 basis points could lead to a combined decrease in annual net interest income of approximately USD 1.5bn in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift, showing similar currency contributions as for the aforementioned increase in rates.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 December 2022 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates, and no specific management action. The benefit of the negative rates exemption threshold provided by the Swiss National Bank is not within the scope of this net interest income sensitivity disclosure. As average implied forward rates were above 100 basis points across all tenors as of 31 December 2022, the impact would have been negligible. These estimates do not represent a forecast of our net interest income and actual changes in net interest income could differ significantly from the amounts referred to above.

›    Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2021 for more information about the management of interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 4Q22 vs 4Q21

The cost / income ratio was 75.8%, compared with 80.5%, mainly as the fourth quarter of 2021 included expenses of USD 740m related to litigation provisions for the French cross-border matter. Excluding these expenses, the cost / income ratio for the current quarter would have increased by 3.8 percentage points, mainly reflecting a decrease in total revenues, partly offset by a decrease in operating expenses.

Personnel: 4Q22 vs 3Q22

The number of personnel employed as of 31 December 2022 increased by 588 to 72,597 (full-time equivalents).

Equity, CET1 capital and returns
	As of or for the quarter ended			As of or for the year ended
USD m, except where indicated	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21

Net profit
Net profit attributable to shareholders	1,653	1,733	1,348	7,630	7,457

Equity
Equity attributable to shareholders	56,876	55,756	60,662	56,876	60,662
Less: goodwill and intangible assets	6,267	6,210	6,378	6,267	6,378
Tangible equity attributable to shareholders	50,609	49,546	54,283	50,609	54,283
Less: other CET1 deductions	5,152	4,882	9,003	5,152	9,003
CET1 capital	45,457	44,664	45,281	45,457	45,281

Returns
Return on equity (%)	11.7	12.3	8.9	13.3	12.6
Return on tangible equity (%)	13.2	13.9	10.0	14.9	14.1
Return on CET1 capital (%)	14.7	15.5	11.9	17.0	17.5

Fourth quarter 2022 report | UBS Group | Group performance                                                                                                                                          8

Return on CET1 capital: 4Q22 vs 4Q21

The annualized return on our common equity tier 1 (CET1) capital was 14.7%, compared with 11.9%, largely driven by higher net profit attributable to shareholders.

Common equity tier 1 capital: 4Q22 vs 3Q22

During the fourth quarter of 2022, our CET1 capital increased by USD 0.8bn to USD 45.5bn, primarily reflecting operating profit before tax of USD 1.9bn with associated current tax expenses of USD 0.3bn and positive effects from foreign currency translation of USD 1.0bn, partly offset by share repurchases of USD 1.3bn and dividend accruals of USD 0.4bn.

Risk-weighted assets: 4Q22 vs 3Q22

Risk-weighted assets (RWA) increased by USD 9.0bn to USD 319.6bn, primarily driven by increases of USD 8.1bn from currency effects, USD 1.2bn from methodology and policy changes, and USD 0.9bn from regulatory add-ons, partly offset by decreases of USD 0.7bn from asset size and other movements and USD 0.4bn from model updates.

Common equity tier 1 capital ratio: 4Q22 vs 3Q22

Our CET1 capital ratio decreased to 14.2% from 14.4%, reflecting a USD 9.0bn increase in RWA, partly offset by the aforementioned increase in the CET1 capital.

Leverage ratio denominator: 4Q22 vs 3Q22

The leverage ratio denominator (the LRD) increased by USD 38.7bn to USD 1,028.5bn, driven by currency effects of USD 38.5bn and a USD 0.2bn net increase due to asset size and other movements.

Common equity tier 1 leverage ratio: 4Q22 vs 3Q22

Our CET1 leverage ratio decreased to 4.42% from 4.51%, primarily due to the aforementioned increase in the LRD.

Going concern leverage ratio: 4Q22 vs 3Q22

Our going concern leverage ratio decreased to 5.7% from 6.0%, mainly reflecting the aforementioned increase in the LRD.

Outlook

Persistently high inflation and tight labor markets in many countries meant central banks continued to raise interest rates at a rapid pace. While inflation may have peaked in the second half of 2022, and an energy crisis in Europe seems likely to be averted, the outlook for economic growth, asset valuations and market volatility remains highly uncertain, and central bank tightening may have an impact on market liquidity. The implications of the ongoing Russia–Ukraine war continue to add uncertainty to the global economic outlook. Against this backdrop, client sentiment and activity levels among our clients remained muted in the fourth quarter of 2022.

Although the macroeconomic and geopolitical situation remains uncertain, we expect our revenues in the first quarter of 2023 to be positively influenced by seasonal factors, such as higher client activity levels compared with the fourth quarter of 2022. Lower asset valuations are expected to have a negative impact on our recurring net fee income year on year, and weak client sentiment may affect net new assets in our asset-gathering businesses; however, we expect higher interest rates to positively affect our net interest income, especially for the Swiss franc and the euro. The easing of COVID-19-related restrictions in Asia Pacific is expected to contribute to generally more positive sentiment in that region, which we expect to translate into higher client activity levels over time.

Our clients value our capital strength and expert guidance, particularly in these uncertain times, and we remain focused on supporting them with advice and solutions.

Fourth quarter 2022 report | UBS Group | Group performance                                                                                                                                          9

UBS business divisions and Group Functions

Management report

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD m, except where indicated	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21

Results
Net interest income	1,499	1,366	1,114	10	35	5,273	4,244
Recurring net fee income[2]	2,399	2,464	2,896	(3)	(17)	10,282	11,170
Transaction-based income[2]	658	732	807	(10)	(19)	3,137	3,836
Other income	45	224	5	(80)	854	275	168
Total revenues	4,601	4,786	4,822	(4)	(5)	18,967	19,419
Credit loss expense / (release)	3	7	(2)	(60)		0	(29)
Operating expenses	3,540	3,326	4,261	6	(17)	13,989	14,665
Business division operating profit / (loss) before tax	1,058	1,453	563	(27)	88	4,977	4,783

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	87.9	(4.2)	(34.8)			4.1	19.0
Cost / income ratio (%)[2]	76.9	69.5	88.4			73.8	75.5
Average attributed equity (USD bn)[3]	20.3	20.0	19.3	2	5	20.0	18.8
Return on attributed equity (%)[2,3]	20.9	29.1	11.6			24.9	25.4
Financial advisor compensation[4]	1,073	1,093	1,269	(2)	(15)	4,508	4,860
Net new fee-generating assets (USD bn)[2]	23.3	17.1	26.9			60.1	106.9
Fee-generating assets (USD bn)[2]	1,271	1,182	1,482	8	(14)	1,271	1,482
Fee-generating asset margin (bps)[2]	77.7	78.9	80.5			79.5	82.6
Invested assets (USD bn)[2]	2,815	2,655	3,303	6	(15)	2,815	3,303
Loans, gross (USD bn)[5]	225.0	221.7	234.1	1	(4)	225.0	234.1
Customer deposits (USD bn)[5]	348.2	336.0	369.8	4	(6)	348.2	369.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,6]	0.3	0.2	0.2			0.3	0.2
Advisors (full-time equivalents)	9,215	9,230	9,329	0	(1)	9,215	9,329

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Since the second quarter of 2022, assets related to our Global Financial Intermediaries business have been excluded from fee-generating assets, given that fee-generating investment management products, such as mandates, are not central to this business. Furthermore, client commitments into closed-ended private-market investment funds are included as fee-generating assets once recurring fees are charged, rather than when commitments are funded. These changes have been applied prospectively.    3 Refer to the “Capital management” section of this report for more information.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas. Consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,751m as of 31 December 2022.    5 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.

Results: 4Q22 vs 4Q21

Profit before tax increased by USD 495m, or 88%, to USD 1,058m, driven by lower operating expenses, as the fourth quarter of 2021 included expenses of USD 657m related to litigation provisions for the French cross-border matter, partly offset by lower total revenues.

Total revenues

Total revenues decreased by USD 221m, or 5%, to USD 4,601m, mainly due to decreases across recurring net fee and transaction-based income, partly offset by increases in net interest and other income.

Net interest income increased by USD 385m, or 35%, to USD 1,499m, mainly due to an increase in deposit revenues, as rising interest rates led to higher deposit margins. This increase was partly offset by the effects of shifts to lower-margin products and higher interest rates paid to clients, as well as a decrease in average deposit volumes. Loan revenues decreased, driven by lower average loan volumes and margins.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Global Wealth Management                                                                              10

Recurring net fee income decreased by USD 497m, or 17%, to USD 2,399m, primarily driven by negative market performance and foreign currency effects, partly offset by incremental revenues from net new fee-generating assets.

Transaction-based income decreased by USD 149m, or 19%, to USD 658m, mainly driven by lower levels of client activity.

Other income increased by USD 40m to USD 45m, driven by a USD 41m gain from the sale of our US alternative investments administration business.

Credit loss expense / release

Net credit loss expenses were USD 3m, primarily related to stage 1 and 2 positions, compared with net releases of USD 2m in the fourth quarter of 2021.

Operating expenses

Operating expenses decreased by USD 721m, or 17%, to USD 3,540m, primarily due to the fourth quarter of 2021 including the aforementioned expenses of USD 657m related to litigation provisions for the French cross-border matter. The fourth quarter of 2022 included lower personnel expenses, primarily as a result of lower financial advisor variable compensation following a decrease in compensable revenues, and benefited from positive foreign currency effects. These effects were partly offset by higher technology expenses and higher expenses for travel and entertainment, outsourcing, professional fees, and marketing in the fourth quarter of 2022.

Fee-generating assets: 4Q22 vs 3Q22

Fee-generating assets increased by USD 89bn, or 8%, to USD 1,271bn, driven by net positive market performance and foreign currency effects, as well as net new fee-generating asset inflows of USD 23.3bn, mainly driven by advisory mandates and resulting in an annualized net new fee-generating asset growth rate of 7.9%.

Loans: 4Q22 vs 3Q22

Loans increased by USD 3.3bn to USD 225.0bn, mainly driven by positive foreign currency effects, partly offset by net new loan outflows of USD 2.6bn.

Customer deposits: 4Q22 vs 3Q22

Customer deposits increased by USD 12.2bn to USD 348.2bn, mainly driven by positive foreign currency effects and net flows into deposits.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Global Wealth Management                                                                              11

Regional breakdown of performance measures
As of or for the quarter ended 31.12.22 USD bn, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total revenues (USD m)	2,640	440	928	586	4,601
Operating profit / (loss) before tax (USD m)	375	172	331	178	1,058
Cost / income ratio (%)[4]	85.9	59.8	64.3	69.7	76.9
Loans, gross	101.2[5]	45.1	43.4	34.5	225.0
Net new loans	0.7	0.2	(0.3)	(3.5)	(2.6)
Fee-generating assets[4]	779	119	259	114	1,271
Net new fee-generating assets[4]	4.2	5.1	10.6	3.4	23.3
Net new fee-generating asset growth rate (%)[4]	2.3	19.8	18.4	12.8	7.9
Invested assets[4]	1,581	253	541	437	2,815
Advisors (full-time equivalents)	6,245	676	1,372	847	9,215

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; Central & Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 7m of total revenues, USD 3m of operating profit before tax, USD 0.7bn of loans, USD 0.2bn of net new loan inflows, USD 0.8bn of fee-generating assets, USD 0.0bn of net new fee-generating asset outflows, USD 3bn of invested assets and 74 advisors in the fourth quarter of 2022.    4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.

Regional comments 4Q22 vs 4Q21, except where indicated

Americas

Profit before tax decreased by USD 96m to USD 375m. Total revenues decreased by USD 126m, or 5%, to USD 2,640m, driven by lower recurring net fee and transaction-based income, partly offset by higher net interest income. The cost / income ratio increased to 85.9% from 83.1%. Loans increased 1% compared with the third quarter of 2022, to USD 101.2bn, reflecting USD 0.7bn of net new loans, which were mostly mortgages. Net new fee-generating assets were USD 4.2bn.

Switzerland

Profit before tax increased by USD 39m to USD 172m, mostly driven by lower operating expenses, as the fourth quarter of 2021 included expenses of USD 85m related to litigation provisions for the French cross-border matter. Total revenues decreased by USD 44m, or 9%, to USD 440m, mainly driven by lower recurring net fee income. The cost / income ratio decreased to 59.8% from 72.1%. Loans increased 7% compared with the third quarter of 2022, to USD 45.1bn, mainly reflecting positive foreign currency effects. Net new fee-generating assets were USD 5.1bn.

EMEA

Profit before tax increased by USD 561m to USD 331m, primarily driven by lower operating expenses, as the fourth quarter of 2021 included expenses of USD 572m related to litigation provisions for the French cross-border matter. Total revenues decreased by USD 31m, to USD 928m, as increases in net interest income were offset by lower recurring net fee and transaction-based income. The cost / income ratio decreased to 64.3% from 124.1%. Loans increased 5% compared with the third quarter of 2022, to USD 43.4bn, mainly reflecting positive foreign currency effects. Net new fee-generating assets were USD 10.6bn.

Asia Pacific

Profit before tax decreased by USD 15m to USD 178m. Total revenues decreased by USD 20m, or 3%, to USD 586m, mainly driven by lower recurring net fee and transaction-based income. The cost / income ratio increased to 69.7% from 68.2%. Loans decreased 7% compared with the third quarter of 2022, to USD 34.5bn, reflecting USD 3.5bn of net new loan outflows, as market uncertainty led to clients deleveraging. Net new fee-generating assets were USD 3.4bn.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Global Wealth Management                                                                              12

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		As of or for the year ended
CHF m, except where indicated	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21

Results
Net interest income	603	489	497	23	21	2,087	1,941
Recurring net fee income[2]	193	206	205	(6)	(6)	812	774
Transaction-based income[2]	269	285	271	(6)	(1)	1,154	1,079
Other income	13	20	12	(32)	10	46	110
Total revenues	1,079	1,000	985	8	10	4,099	3,904
Credit loss expense / (release)	(3)	(15)	(9)	(79)	(66)	36	(79)
Operating expenses	578	585	660	(1)	(12)	2,337	2,397
Business division operating profit / (loss) before tax	504	430	335	17	51	1,726	1,587

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	50.6	(2.0)	5.1			8.8	35.1
Cost / income ratio (%)[2]	53.6	58.5	67.0			57.0	61.4
Average attributed equity (CHF bn)[3]	9.0	8.9	8.5	1	6	8.8	8.4
Return on attributed equity (%)[2,3]	22.4	19.4	15.8			19.5	19.0
Net interest margin (bps)[2]	169	138	143			147	140
Fee and trading income for Corporate & Institutional Clients[2]	187	190	190	(2)	(2)	810	791
Investment products for Personal Banking (CHF bn)[2]	21.6	20.7	23.5	4	(8)	21.6	23.5
Net new investment products for Personal Banking (CHF bn)[2]	0.13	0.43	0.26			1.99	2.66
Active Digital Banking clients in Personal Banking (%)[2,4]	75.9	74.5	71.7			74.3	70.3
Active Mobile Banking clients in Personal Banking (%)[2]	61.0	57.9	49.6			56.5	46.7
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	80.6	79.6	79.7			80.0	79.3
Loans, gross (CHF bn)	142.9	142.7	139.3	0	3	142.9	139.3
Customer deposits (CHF bn)	167.2	162.4	162.1	3	3	167.2	162.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.8	0.9			0.8	0.9

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the fourth quarter of 2022, 87.2% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Results: 4Q22 vs 4Q21

Profit before tax increased by CHF 169m, or 51%, to CHF 504m, as higher total revenues and lower operating expenses were only partly offset by slightly lower credit loss releases.

Total revenues

Total revenues increased by CHF 94m, or 10%, to CHF 1,079m, reflecting higher net interest and other income, partly offset by lower recurring net fee and transaction-based income.

Net interest income increased by CHF 106m to CHF 603m, mainly driven by higher deposit margins, as a result of rising interest rates, and higher loan revenues, partly offset by lower deposit fees. The fourth quarter of 2021 included a benefit from the Swiss National Bank deposit exemption.

Recurring net fee income decreased by CHF 12m to CHF 193m, mostly driven by lower custody fees from investment fund, custody and mandate assets, reflecting negative market performance.

Transaction-based income decreased by CHF 2m to CHF 269m, mainly reflecting lower brokerage fees.

Other income increased by CHF 1m to CHF 13m.

Credit loss expense / release

Net credit loss releases were CHF 3m, compared with net releases of CHF 9m in the fourth quarter of 2021, reflecting net releases of CHF 6m related to stage 1 and 2 positions and net expenses of CHF 3m related to credit-impaired (stage 3) positions.

Operating expenses

Operating expenses decreased by CHF 82m, or 12%, to CHF 578m, mainly due to the fourth quarter of 2021 including expenses of CHF 76m (USD 83m) related to litigation provisions for the French cross-border matter.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Personal & Corporate Banking                                                                            13

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD m, except where indicated	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21

Results
Net interest income	633	502	543	26	17	2,191	2,120
Recurring net fee income[2]	202	212	224	(5)	(10)	852	846
Transaction-based income[2]	281	294	296	(4)	(5)	1,212	1,178
Other income	14	20	13	(31)	5	48	119
Total revenues	1,130	1,028	1,077	10	5	4,302	4,263
Credit loss expense / (release)	(4)	(15)	(10)	(77)	(64)	39	(86)
Operating expenses	605	602	721	1	(16)	2,452	2,618
Business division operating profit / (loss) before tax	529	442	365	20	45	1,812	1,731

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	44.9	(7.6)	3.5			4.7	37.5
Cost / income ratio (%)[2]	53.5	58.5	67.0			57.0	61.4
Average attributed equity (USD bn)[3]	9.3	9.2	9.2	2	1	9.3	9.2
Return on attributed equity (%)[2,3]	22.8	19.3	15.9			19.5	18.9
Net interest margin (bps)[2]	169	137	144			146	142
Fee and trading income for Corporate & Institutional Clients[2]	195	195	207	0	(6)	851	864
Investment products for Personal Banking (USD bn)[2]	23.4	21.0	25.8	11	(9)	23.4	25.8
Net new investment products for Personal Banking (USD bn)[2]	0.14	0.44	0.28			2.11	2.90
Active Digital Banking clients in Personal Banking (%)[2,4]	75.9	74.5	71.7			74.3	70.3
Active Mobile Banking clients in Personal Banking (%)[2]	61.0	57.9	49.6			56.5	46.7
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	80.6	79.6	79.7			80.0	79.3
Loans, gross (USD bn)	154.6	144.6	152.8	7	1	154.6	152.8
Customer deposits (USD bn)	180.8	164.6	177.8	10	2	180.8	177.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.8	0.9			0.8	0.9

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the fourth quarter of 2022, 87.2% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Personal & Corporate Banking                                                                            14

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD m, except where indicated	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21

Results
Net management fees[2]	471	502	627	(6)	(25)	2,050	2,320
Performance fees	24	14	94	73	(74)	64	260
Net gain from disposal of a joint venture / an associate						848	37
Total revenues	495	516	721	(4)	(31)	2,961	2,617
Credit loss expense / (release)	0	0	1			0	1
Operating expenses	372	376	387	(1)	(4)	1,564	1,586
Business division operating profit / (loss) before tax	124	140	334	(12)	(63)	1,397	1,030

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[3]	(62.9)	(34.5)	(16.7)			35.7	(29.2)
Cost / income ratio (%)[3]	75.1	72.8	53.6			52.8	60.6
Average attributed equity (USD bn)[4]	1.7	1.7	1.8	0	(5)	1.7	2.0
Return on attributed equity (%)[3,4]	29.3	33.2	74.6			81.2	51.8
Gross margin on invested assets (bps)[3]	19	21	24			28	23

Information by business line / asset class
Net new money (USD bn)[3]
Equities	0.3	(0.4)	5.8			(12.8)	10.3
Fixed Income	12.9	19.7	7.5			36.5	22.7
of which: money market	16.3	16.0	(1.1)			26.3	(3.1)
Multi-asset & Solutions	(6.7)	0.0	1.1			(1.3)	6.8
Hedge Fund Businesses	3.6	(1.4)	1.3			2.3	5.7
Real Estate & Private Markets	0.5	0.0	(0.7)			0.2	(0.6)
Total net new money[5]	10.8	17.9	15.1			24.8	44.9
of which: net new money excluding money market	(5.6)	2.0	16.2			(1.6)	48.0

Invested assets (USD bn)[3]
Equities	456	411	580	11	(21)	456	580
Fixed Income	296	271	285	9	4	296	285
of which: money market	119	99	92	20	29	119	92
Multi-asset & Solutions	155	149	193	4	(19)	155	193
Hedge Fund Businesses	55	51	55	8	1	55	55
Real Estate & Private Markets	102	97	98	4	4	102	98
Total invested assets	1,064	979	1,211	9	(12)	1,064	1,211
of which: passive strategies	443	408	540	9	(18)	443	540

Information by region
Invested assets (USD bn)[3]
Americas	298	271	287	10	4	298	287
Asia Pacific	150	142	190	6	(21)	150	190
Europe, Middle East and Africa (excluding Switzerland)	263	239	334	10	(21)	263	334
Switzerland	354	328	399	8	(11)	354	399
Total invested assets	1,064	979	1,211	9	(12)	1,064	1,211

Information by channel
Invested assets (USD bn)[3]
Third-party institutional	606	563	707	8	(14)	606	707
Third-party wholesale	116	108	145	8	(20)	116	145
UBS’s wealth management businesses	342	309	359	11	(5)	342	359
Total invested assets	1,064	979	1,211	9	(12)	1,064	1,211

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.    3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    4 Refer to the “Capital management” section of this report for more information.    5 A net new money inflow of USD 4.1bn was recognized in the fourth quarter of 2022 for the provision of hedge fund services to Global Wealth Management Americas.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Asset Management                                                                                           15

Results: 4Q22 vs 4Q21

Profit before tax decreased by USD 210m, or 63%, to USD 124m, reflecting lower total revenues, partly offset by lower operating expenses.

Total revenues

Total revenues decreased by USD 226m, or 31%, to USD 495m, reflecting lower net management and performance fees.

Net management fees decreased by USD 156m, or 25%, to USD 471m, mostly reflecting negative market performance and foreign currency effects. The fourth quarter of 2021 included a one-time effect of USD 35m that resulted from a change in the fee accrual methodology for Swiss investment fund fees.

Performance fees decreased by USD 70m to USD 24m, mainly in Hedge Fund Businesses.

Operating expenses

Operating expenses decreased by USD 15m, or 4%, to USD 372m, mainly reflecting lower personnel expenses, which included positive foreign currency effects.

Invested assets: 4Q22 vs 3Q22

Invested assets increased by USD 85bn to USD 1,064bn, reflecting positive foreign currency effects of USD 40bn and positive market performance of USD 35bn, as well as net new money inflows of USD 11bn. Excluding money market flows, net new money outflows were USD 6bn.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Asset Management                                                                                           16

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD m, except where indicated	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21

Results
Advisory	172	136	196	26	(12)	733	988
Capital Markets	159	193	501	(17)	(68)	854	2,170
Global Banking	331	329	696	1	(52)	1,587	3,158
Execution Services	371	376	452	(1)	(18)	1,643	1,894
Derivatives & Solutions	541	866	622	(38)	(13)	3,665	3,422
Financing	438	460	448	(5)	(2)	1,822	979
Global Markets	1,351	1,702	1,523	(21)	(11)	7,129	6,296
of which: Equities	883	1,108	1,107	(20)	(20)	4,970	4,581
of which: Foreign Exchange, Rates and Credit	468	595	415	(21)	13	2,160	1,715
Total revenues	1,682	2,032	2,219	(17)	(24)	8,717	9,454
Credit loss expense / (release)	8	4	(16)	81		(12)	(34)
Operating expenses	1,563	1,581	1,522	(1)	3	6,832	6,858
Business division operating profit / (loss) before tax	112	447	713	(75)	(84)	1,897	2,630

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(84.4)	(46.6)	34.7			(27.9)	5.9
Cost / income ratio (%)[2]	92.9	77.8	68.6			78.4	72.5
Average attributed equity (USD bn)[3]	12.7	12.8	13.2	(1)	(4)	13.0	13.0
Return on attributed equity (%)[2,3]	3.5	14.0	21.5			14.6	20.3
Average VaR (1-day, 95% confidence, 5 years of historical data)	9	10	10	(8)	(11)	10	11

1 Comparative figures in this table may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.

Results: 4Q22 vs 4Q21

Profit before tax decreased by USD 601m, or 84%, to USD 112m, driven by lower total revenues and higher operating expenses, as well as net credit loss expenses, compared with net credit loss releases in the fourth quarter of 2021.

Total revenues

Total revenues decreased by USD 537m, or 24%, to USD 1,682m, reflecting lower revenues in Global Banking and Global Markets.

Global Banking

Global Banking revenues decreased by USD 365m, or 52%, to USD 331m, primarily driven by lower Capital Markets revenues, compared with a 56% decrease in the overall global fee pool.

Advisory revenues decreased by USD 24m, or 12%, to USD 172m, mainly due to lower merger and acquisition transaction revenues, which decreased by USD 29m, or 18%, compared with a 47% decrease in the global merger and acquisition fee pool.

Capital Markets revenues decreased by USD 342m, or 68%, to USD 159m, mostly due to a USD 171m, or 73%, decrease in Equity Capital Markets (ECM) revenues, compared with a 66% decrease in the global ECM fee pool. Leveraged Capital Markets (LCM) fee revenues decreased by USD 114m, or 76%, compared with a 73% decrease in the global LCM fee pool.

Global Markets

Global Markets revenues decreased by USD 172m, or 11%, to USD 1,351m, primarily due to lower Derivatives & Solutions and Execution Services revenues.

Execution Services revenues decreased by USD 81m, or 18%, to USD 371m, mainly driven by lower Cash Equities revenues.

Derivatives & Solutions revenues decreased by USD 81m, or 13%, to USD 541m, driven by a decrease in Equity Derivatives revenues due to lower levels of client activity, partly offset by an increase in Foreign Exchange, Rates and Credit, which benefited from elevated volatility due to inflationary concerns and the actions of central banks.

Financing revenues decreased by USD 10m, or 2%, to USD 438m, mostly due to lower revenues in Equities Financing, partly offset by increases in Clearing.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Investment Bank                                                                                               17

Equities

Global Markets Equities revenues decreased by USD 224m, or 20%, to USD 883m, mainly driven by Equity Derivatives and Cash Equities.

Foreign Exchange, Rates and Credit

Global Markets Foreign Exchange, Rates and Credit revenues increased by USD 53m, or 13%, to USD 468m, mainly driven by Rates and Foreign Exchange, which benefited from elevated volatility due to inflationary concerns and the actions of central banks.

Credit loss expense / release

Net credit loss expenses were USD 8m, primarily related to credit-impaired (stage 3) positions, compared with net releases of USD 16m in the fourth quarter of 2021.

Operating expenses

Operating expenses increased by USD 41m, or 3%, to USD 1,563m, mainly driven by variable compensation expenses above the lower level of variable compensation expenses in the fourth quarter of 2021, partly offset by positive foreign currency effects.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Investment Bank                                                                                               18

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD m	31.12.22	30.9.22	31.12.21	3Q22	4Q21	31.12.22	31.12.21

Results
Total revenues	120	(126)	(134)			(385)	(359)
Credit loss expense / (release)	0	0	0	(32)		3	0
Operating expenses	6	32	113	(81)	(95)	92	330
Operating profit / (loss) before tax	114	(158)	(246)			(480)	(689)
of which: Group Treasury	127	(131)	(142)			(404)	(446)
of which: Non-core and Legacy Portfolio	33	52	(35)	(37)		131	(79)
of which: Group Services	(45)	(79)	(69)	(43)	(34)	(206)	(165)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Results: 4Q22 vs 4Q21

Group Functions recorded a profit before tax of USD 114m, compared with a loss of USD 246m.

Group Treasury

The Group Treasury result was positive USD 127m, compared with negative USD 142m. The net effects of accounting asymmetries, including hedge accounting ineffectiveness, were positive USD 129m, compared with negative USD 106m. Accounting asymmetries are generally expected to mean revert to zero over time, although the length of time needed for full reversion can vary significantly, depending on market conditions. Income related to centralized Group Treasury risk management was positive USD 5m, compared with negative USD 27m. Operating expenses decreased by USD 3m, to USD 7m.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was positive USD 33m, compared with negative USD 35m. This was mainly due to income of USD 41m related to a legacy bankruptcy claim and a USD 19m decrease in operating expenses.

Group Services

The Group Services result was negative USD 45m, compared with negative USD 69m, mainly due to gains of USD 68m on properties held for sale, lower real estate costs in relation to early lease terminations and decreased expenses relating to our legal entity transformation program, partly offset by higher funding costs related to deferred tax assets.

Fourth quarter 2022 report | UBS business divisions and Group Functions | Group Functions                                                                                               19

Risk, capital, liquidity and funding, and balance sheet

Management report

Table of contents

21	Risk management and control
21	Credit risk
23	Market risk
23	Country risk
23	Non-financial risk

25	Capital management
26	Total loss-absorbing capacity
29	Risk-weighted assets
30	Leverage ratio denominator
32	Equity attribution and return on attributed equity

33	Liquidity and funding management
33	Strategy, objectives and governance
33	Liquidity coverage ratio
33	Net stable funding ratio

34	Balance sheet and off-balance sheet
34	Strategy, objectives and governance
34	Balance sheet assets
35	Balance sheet liabilities
35	Equity
36	Off-balance sheet

37	Share information and earnings per share

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet                                                                                                           20

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2021.

Credit risk

Overall banking products exposure

Overall banking products exposure increased by USD 27.6bn to USD 687.2bn as of 31 December 2022, driven by a USD 14.2bn increase in loans and advances to customers, mainly in Personal & Corporate Banking and Global Wealth Management, driven by the US dollar depreciating and a USD 6.2bn increase in other financial assets measured at amortized cost, primarily due to purchases of securities in our high-quality liquid asset portfolio.

Credit-impaired gross exposure was USD 2,455m as of 31 December 2022, a slight increase of USD 98m compared with the previous quarter. Total net credit loss expenses were USD 7m, reflecting USD 2m net credit loss releases related to stage 1 and 2 positions and USD 9m net credit loss expenses related to stage 3 positions.

In aggregate, exposure related to traded products decreased by USD 15.6bn to USD 43.0bn during the fourth quarter of 2022, driven primarily by decreased market volatility and FX movements.

›    Refer to the “Group performance” section of this report for more information about credit loss expense / release

Loan underwriting

In the Investment Bank, mandated loan underwriting commitments on a notional basis were unchanged compared with the third quarter of 2022, at USD 2.6bn as of 31 December 2022. USD 2.3bn of commitments had not yet been distributed as originally planned as of 31 December 2022.

Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                              21

Banking and traded products exposure in our business divisions and Group Functions
	31.12.22
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	334,621	236,508	1,454	76,585	37,986	687,152
of which: loans and advances to customers (on-balance sheet)	219,385	154,643	(1)	12,754	1,221	388,003
of which: guarantees and loan commitments (off-balance sheet)	13,147	28,610	0	12,920	7,486	62,163
Traded products[2,3]
Gross exposure	8,328	320	0	34,370		43,018
of which: over-the-counter derivatives	6,416	304	0	11,218		17,938
of which: securities financing transactions	0	0	0	17,055		17,055
of which: exchange-traded derivatives	1,912	15	0	6,097		8,024
Other credit lines, gross[4]	12,084	23,092	0	6,105	109	41,390

Total credit-impaired exposure, gross (stage 3)	757	1,380	0	312	6	2,455
Total allowances and provisions for expected credit losses (stages 1 to 3)	215	701	0	168	7	1,091
of which: stage 1	68	138	0	49	4	259
of which: stage 2	57	156	0	54	0	267
of which: stage 3	90	406	0	64	3	564

	30.9.22
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	328,103	219,628	1,436	72,385	37,958	659,510
of which: loans and advances to customers (on-balance sheet)	215,986	144,566	(1)	12,107	1,138	373,796
of which: guarantees and loan commitments (off-balance sheet)	11,198	26,693	0	13,671	6,729	58,291
Traded products[2,3]
Gross exposure	10,797	695	0	47,096		58,588
of which: over-the-counter derivatives	8,403	672	0	20,285		29,359
of which: securities financing transactions	0	0	0	19,865		19,865
of which: exchange-traded derivatives	2,395	23	0	6,947		9,364
Other credit lines, gross[4]	10,885	21,365	0	5,169	96	37,515

Total credit-impaired exposure, gross (stage 3)	721	1,379	0	252	6	2,357
Total allowances and provisions for expected credit losses (stages 1 to 3)	224	668	0	156	7	1,056
of which: stage 1	70	126	0	52	4	252
of which: stage 2	49	155	0	50	0	254
of which: stage 3	105	386	0	55	3	549

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at fair value through other comprehensive income, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Collateralization of Loans and advances to customers[1]
	UBS		of which: Global Wealth Management		of which: Personal & Corporate Banking		of which: Investment Bank
USD m, except where indicated	31.12.22	30.9.22	31.12.22	30.9.22	31.12.22	30.9.22	31.12.22	30.9.22
Secured by collateral	367,159	354,030	216,993	213,512	138,851	129,895	10,724	10,033
Residential real estate	172,700	162,742	62,200	59,548	110,500	103,194	0	0
Commercial / industrial real estate	25,271	23,132	4,955	4,406	19,795	18,384	520	343
Cash	33,550	35,757	30,514	32,843	3,036	2,905	0	9
Securities	115,941	112,385	107,253	104,229	2,228	2,024	5,869	5,541
Other collateral	19,698	20,014	12,071	12,486	3,293	3,389	4,334	4,139
Subject to guarantees	2,957	2,746	144	172	2,758	2,536	55	38
Uncollateralized and not subject to guarantees	17,887	17,020	2,247	2,302	13,034	12,135	1,976	2,036
Total loans and advances to customers, gross	388,003	373,796	219,385	215,986	154,643	144,566	12,754	12,107
Allowances	(783)	(760)	(138)	(139)	(559)	(544)	(83)	(74)
Total loans and advances to customers, net of allowances	387,220	373,036	219,247	215,847	154,084	144,023	12,672	12,033
Collateralized loans and advances to customers in % of total loans and advances of customers, gross (%)	94.6	94.7	98.9	98.9	89.8	89.9	84.1	82.9

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, real estate and other collateral. UBS applies a risk-based approach that generally prioritizes collateral according to its liquidity profile.

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                              22

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) decreased marginally to USD 10m from USD 11m at the end of the third quarter of 2022.

There were no new Group VaR negative backtesting exceptions in the fourth quarter of 2022, and the total number of negative backtesting exceptions within the most recent 250-business-day window decreased to one from two. The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets was unchanged compared with the prior quarter, at 3.0.

›    Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2021 for more information about the management of interest rate risk in the banking book

›    Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of Global Wealth Management and Personal & Corporate Banking

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD m	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	2	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	14	8	9	5	9	4	2	3
Group Functions	3	5	5	4	1	3	3	0	0
Diversification effect[2,3]			(5)	(4)	(1)	(3)	(3)	0	0
Total as of 31.12.22	6	15	9	10	5	10	5	2	3
Total as of 30.9.22	7	17	12	11	6	10	5	3	4

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the value-at-risk (VaR) for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

Country risk

We remain watchful of a range of geopolitical developments and political changes in a number of countries, as well as international tensions arising from the Russia–Ukraine war. Our direct exposure to Belarus, Russia, and Ukraine is limited, and we continue to monitor potential second-order impacts, such as European energy security. We do have significant country risk exposure to major European economies, including France, Germany and the UK.

In the context of high inflation, central banks in most major economies have responded with interest rate hikes and tapering of quantitative easing, which increases the chances of recessions in those economies. Additionally, there are related concerns about energy security, global supply chain stresses and tight labor markets that are creating negative pressure on growth. The relaxation of China’s COVID-19 restrictions and the resulting spike in COVID-19 cases is expected to dampen growth in the near term, with a rebound of the Chinese economy likely over the course of 2023.

We continue to monitor potential trade policy disputes, as well as economic and political developments in addition to those mentioned above. Several emerging markets are facing economic, political and market pressures, particularly in light of interest rate hikes, a stronger US dollar and energy prices, as well as continuing challenges related to the COVID-19 pandemic. Our exposure to emerging market countries is 5% of our total country exposure and is diversified.

›    Refer to the “Risk management and control” section of our Annual Report 2021 for more information

Non-financial risk

Given rising geopolitical tensions, coupled with ongoing environmental and health threats, it is essential that UBS remains operationally resilient. We have developed a global operational resilience framework and are implementing it across all business divisions and jurisdictions. The framework will mature over time, and is designed to drive enhancements in operational resilience. In addition, in regions with local COVID-19 restrictions, our response continues to rely upon our business continuity management and operational risk processes, with no material impact on our services.

We are continuing our efforts regarding innovation and digitalization to create value for our clients. As part of the resulting transformation, we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight, with the aim of mitigating any new risks introduced.

The increasing interest in data-driven advisory processes, and use of artificial intelligence and machine learning, is opening up new questions related to data ethics, data privacy and records management. We are actively enhancing the required frameworks, which are designed to ensure proper controls are in place to meet regulatory and customer expectations.

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                              23

The inherent risk of cyberattacks continues to be elevated, as the geopolitical situation increases the likelihood of external state-driven cyber activity, and attacks are becoming increasingly sophisticated, which may result in business disruption or the corruption or loss of data. It is therefore key that our cyber-defense capabilities continue to be strengthened and evolve in line with developments in the threat landscape. Our IT security controls, staff training and communications, and cyber-threat monitoring provided adequate cyber defenses to prevent our operations being materially impacted by cybersecurity incidents in the fourth quarter of 2022. We continue to enhance our cyber capabilities to stay abreast of evolving threats.

As we continue to move to a post-pandemic “new normal,” changes to the work environment (including permanent hybrid working and the introduction of agile ways of working) have introduced new challenges for supervision and monitoring. Hybrid working can lead to increased conduct risk, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions, and increased information security risks. We have implemented additional monitoring and supervision to mitigate these risks.

Competition to find new business opportunities across the financial services industry, both for firms and for customers, is increasing. Thus, suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for UBS and for the industry as a whole.

Sustainable investing, market volatility and major legislative change programs, such as the Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the Markets in Financial Instruments Directive II (MiFID II) in the EU, all significantly affect the industry and require adjustments to control processes on a geographically aligned basis.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to us. We maintain a conduct risk framework across our activities, which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.

Cross-border risk remains an area of regulatory attention for global financial institutions, with a strong focus on fiscal transparency, as well as market access, particularly third-country market access into the European Economic Area. Remote communication and implementation of digital solutions also require that these evolving client channels remain compliant. There is also an ongoing high level of attention regarding the risk that tax authorities may, on the basis of new interpretations of existing law, seek to impose taxation based on the existence of a permanent establishment. We maintain a series of controls designed to address these risks.

Financial crime, including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption, continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues. An effective financial crime prevention program therefore remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, and geopolitical volatility makes the sanctions landscape more complex, as new or novel sanctions may be imposed that require complex implementation in a short time frame, such as the extensive and continuously evolving sanctions arising from the Russia–Ukraine war.

›    Refer to “Sanctions related to the Russia–Ukraine war” in the “Recent developments” section of this report for more information

In the US, the Office  of the Comptroller of the Currency (the OCC) issued a Cease and Desist Order against us in May 2018 relating to our US branch anti-money-laundering (AML) and know-your-client (KYC) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all our US legal entities. We introduced significant improvements to the framework between 2019 and 2022. We are continuing to implement these enhancements, as well as continuously evolving them to respond to any new and emerging risks.

We continue to focus on strategic enhancements to our global AML / KYC and sanctions programs, including the exploration of new technologies and sophisticated monitoring and analytical capabilities, as well as the application of risk appetite statements for markets.

In September 2022, the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission (the CFTC) issued settlement orders with UBS AG relating to communications recordkeeping requirements in our US broker-dealers and our registered swap dealer. In response, we have initiated a program to remediate the identified shortcomings.

New risks continue to emerge. For example, client demand for distributed ledger technology, blockchain-based assets and virtual currencies creates new risks, to which we currently have limited exposure and for which relevant control frameworks are being implemented.

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                              24

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

›    Refer to our 31 December 2022 Pillar 3 Report, which will be available as of 6 March 2023 under “Pillar 3 disclosures” at ubs.com/investors, for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated)

›    Refer to our combined UBS Group AG and UBS Annual Report 2022, which will be available as of 6 March 2023 under “Annual reporting” at ubs.com/investors, for more information about capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs

Swiss SRB going and gone concern requirements and information
As of 31.12.22	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.64[1]	46,802	5.00[1]	51,423
Common equity tier 1 capital	10.34	33,060	3.50[2]	35,996
of which: minimum capital	4.50	14,381	1.50	15,427
of which: buffer capital	5.50	17,577	2.00	20,569
of which: countercyclical buffer	0.34	1,102
Maximum additional tier 1 capital	4.30	13,742	1.50	15,427
of which: additional tier 1 capital	3.50	11,185	1.50	15,427
of which: additional tier 1 buffer capital	0.80	2,557

Eligible going concern capital
Total going concern capital	18.25	58,321	5.67	58,321
Common equity tier 1 capital	14.22	45,457	4.42	45,457
Total loss-absorbing additional tier 1 capital[3]	4.03	12,864	1.25	12,864
of which: high-trigger loss-absorbing additional tier 1 capital	3.65	11,675	1.14	11,675
of which: low-trigger loss-absorbing additional tier 1 capital	0.37	1,189	0.12	1,189

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.36	33,105	3.75	38,567
of which: base requirement[5]	12.86	41,099	4.50	46,281
of which: additional requirement for market share and LRD	1.44	4,602	0.50	5,142
of which: applicable reduction on requirements	(3.94)	(12,596)	(1.25)	(12,856)
of which: rebate granted[6]	(3.56)	(11,385)	(1.25)	(12,856)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.38)	(1,211)	0.00	0

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.70	46,991	4.57	46,991
Total tier 2 capital	0.93	2,958	0.29	2,958
of which: low-trigger loss-absorbing tier 2 capital	0.76	2,422	0.24	2,422
of which: non-Basel III-compliant tier 2 capital	0.17	536	0.05	536
TLAC-eligible senior unsecured debt	13.78	44,033	4.28	44,033

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.00	79,907	8.75	89,990
Eligible total loss-absorbing capacity	32.95	105,312	10.24	105,312

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		319,585
Leverage ratio denominator				1,028,461

1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which are available under the Swiss systemically relevant bank framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 Based on the actions we completed up to December 2021 to improve resolvability, FINMA granted an increase in the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective 1 July 2022, with an effective maximum rebate of 1.25 percentage points for the LRD-based requirements and – given the risk density of 35% underlying the regulatory requirements – an effective maximum rebate of 3.56 percentage points for the RWA-based requirements.

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We are subject to the going and gone concern requirements of the Swiss Capital Adequacy Ordinance that include the too-big-to-fail provisions applicable to Swiss SRBs. The table above provides the risk-weighted asset (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 December 2022.

On 30 September 2022, the Swiss countercyclical capital buffer (CCyB) was reactivated at a maximum level of 2.5% on risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland. This increased our minimum common equity tier 1 (CET1) capital requirement by 26 basis points in the third quarter of 2022. On 13 December 2022, the UK CCyB was set at a level of 1.00% on risk-weighted positions that are related to private sector exposures. This increased our minimum CET1 capital requirement by 5 basis points in the fourth quarter of 2022. Overall, countercyclical capital buffers contributed 34 basis points to our minimum CET1 capital requirement as of 31 December 2022.

The applicable gone concern requirement floor as of 31 December 2022 was 10% for RWA and 3.75% for LRD purposes. This floor was increased by 1.4 percentage points for RWA and 0.75 percentage points for LRD in the first quarter of 2022.

Based on the actions we completed up to December 2021 to improve resolvability, FINMA granted an increase of the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective 1 July 2022, with an effective maximum rebate of 1.25 percentage points for the LRD-based requirements and an effective maximum rebate of 3.56 percentage points for the RWA-based requirements. The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis.

The amendments to the Banking Act and the Banking Ordinance entered into force as of 1 January 2023 and we currently expect that our total gone concern requirements will remain substantially unchanged in the first quarter of 2023.

›    Refer to “Revisions to the Swiss Banking Act and the Banking Ordinance” in the “Recent developments” section of this report for more information

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021.

Swiss SRB going and gone concern information
USD m, except where indicated	31.12.22	30.9.22	31.12.21

Eligible going concern capital
Total going concern capital	58,321	59,359	60,488
Total tier 1 capital	58,321	59,359	60,488
Common equity tier 1 capital	45,457	44,664	45,281
Total loss-absorbing additional tier 1 capital	12,864	14,695	15,207
of which: high-trigger loss-absorbing additional tier 1 capital	11,675	13,504	12,783
of which: low-trigger loss-absorbing additional tier 1 capital	1,189	1,190	2,425

Eligible gone concern capital
Total gone concern loss-absorbing capacity	46,991	45,385	44,264
Total tier 2 capital	2,958	2,959	3,144
of which: low-trigger loss-absorbing tier 2 capital	2,422	2,427	2,596
of which: non-Basel III-compliant tier 2 capital	536	531	547
TLAC-eligible senior unsecured debt	44,033	42,426	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	105,312	104,744	104,752

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	319,585	310,615	302,209
Leverage ratio denominator	1,028,461	989,787	1,068,862

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.2	19.1	20.0
of which: common equity tier 1 capital ratio	14.2	14.4	15.0
Gone concern loss-absorbing capacity ratio	14.7	14.6	14.6
Total loss-absorbing capacity ratio	33.0	33.7	34.7

Leverage ratios (%)
Going concern leverage ratio	5.7	6.0	5.7
of which: common equity tier 1 leverage ratio	4.42	4.51	4.24
Gone concern leverage ratio	4.6	4.6	4.1
Total loss-absorbing capacity leverage ratio	10.2	10.6	9.8

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Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) increased by USD 0.6bn to USD 105.3bn in the fourth quarter of 2022.

Going concern capital and movement

Our going concern capital decreased by USD 1.0bn to USD 58.3bn. Our CET1 capital increased by USD 0.8bn to USD 45.5bn, primarily reflecting operating profit before tax of USD 1.9bn with associated current tax expenses of USD 0.3bn and positive effects from foreign currency translation of USD 1.0bn, partly offset by share repurchases of USD 1.3bn and dividend accruals of USD 0.4bn.

Our additional tier 1 (AT1) capital decreased by USD 1.8bn to USD 12.9bn, mainly driven by our announcement on 5 December 2022 that we intend to redeem an AT1 capital instrument on 31 January 2023, the first call date (ISIN CH0400441280, with a nominal amount of USD 2.0bn, issued on 31 January 2018). This instrument ceased to be eligible as AT1 capital when the call was announced in December 2022.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 1.6bn to USD 47.0bn, mainly due to interest rate risk hedge, foreign currency translation and other effects.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio decreased to 14.2% from 14.4%, reflecting a USD 9.0bn increase in RWA, partly offset by the aforementioned increase in CET1 capital.

Our CET1 leverage ratio decreased to 4.42% from 4.51%, primarily due to a USD 38.7bn increase in the LRD.

Our gone concern loss-absorbing capacity ratio increased to 14.7% from 14.6%, due to an increase in gone concern loss-absorbing capacity of USD 1.6bn, partly offset by the aforementioned increase in RWA.

Our gone concern leverage ratio was unchanged at 4.6%, as the aforementioned increase in the LRD was offset by the aforementioned increase in gone concern loss-absorbing capacity.

Swiss SRB total loss-absorbing capacity movement
USD m

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 30.9.22	44,664
Operating profit before tax	1,937
Current tax (expense) / benefit	(349)
Share repurchase program	(1,262)
Foreign currency translation effects, before tax	958
Other[1]	(491)
Common equity tier 1 capital as of 31.12.22	45,457
Loss-absorbing additional tier 1 capital as of 30.9.22	14,695
Call of high-trigger loss-absorbing additional tier 1 capital[2]	(2,000)
Interest rate risk hedge, foreign currency translation and other effects	169
Loss-absorbing additional tier 1 capital as of 31.12.22	12,864
Total going concern capital as of 30.9.22	59,359
Total going concern capital as of 31.12.22	58,321

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.22	2,959
Interest rate risk hedge, foreign currency translation and other effects	(1)
Tier 2 capital as of 31.12.22	2,958
TLAC-eligible senior unsecured debt as of 30.9.22	42,426
Interest rate risk hedge, foreign currency translation and other effects	1,607
TLAC-eligible senior unsecured debt as of 31.12.22	44,033
Total gone concern loss-absorbing capacity as of 30.9.22	45,385
Total gone concern loss-absorbing capacity as of 31.12.22	46,991

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.22	104,744
Total loss-absorbing capacity as of 31.12.22	105,312

1 Includes dividend accruals for the current year (negative USD 0.4bn) and movements related to other items.    2 On 5 December 2022, we announced that we intend to redeem an AT1 capital instrument on 31 January 2023, the first call date (ISIN CH0400441280). This instrument ceased to be eligible as AT1 capital when the call was announced.

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Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m	31.12.22	30.9.22	31.12.21
Total IFRS equity	57,218	56,087	61,002
Equity attributable to non-controlling interests	(342)	(330)	(340)
Defined benefit plans, net of tax	(311)	(568)	(270)
Deferred tax assets recognized for tax loss carry-forwards	(4,077)	(4,163)	(4,565)
Deferred tax assets on temporary differences, excess over threshold	(64)		(49)
Goodwill, net of tax[1]	(5,754)	(5,699)	(5,838)
Intangible assets, net of tax	(150)	(150)	(180)
Compensation-related components (not recognized in net profit)	(2,287)	(1,974)	(1,700)
Expected losses on advanced internal ratings-based portfolio less provisions	(471)	(486)	(482)
Unrealized (gains) / losses from cash flow hedges, net of tax	4,234	4,346	(628)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(523)	(778)	315
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date	(105)	(134)	(50)
Unrealized gains related to financial assets at fair value through OCI, net of tax	0	0	(68)
Prudential valuation adjustments	(201)	(238)	(167)
Accruals for dividends to shareholders for 2021			(1,700)
Other[2]	(1,712)	(1,247)	1
Total common equity tier 1 capital	45,457	44,664	45,281

1 Includes goodwill related to significant investments in financial institutions of USD 20m as of 31 December 2022 (30 September 2022: USD 19m; 31 December 2021: USD 22m) presented on the balance sheet line Investments in associates.    2 Includes dividend accruals for the current year and other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 13bn and our CET1 capital by USD 1.4bn as of 31 December 2022 (30 September 2022: USD 13bn and USD 1.3bn, respectively) and decreased our CET1 capital ratio 13 basis points (30 September 2022: 15 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 12bn and our CET1 capital by USD 1.3bn (30 September 2022: USD 11bn and USD 1.2bn, respectively) and increased our CET1 capital ratio 13 basis points (30 September 2022: 14 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 63bn as of 31 December 2022 (30 September 2022: USD 57bn) and decreased our Swiss SRB going concern leverage ratio 17 basis points (30 September 2022: 17 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 57bn (30 September 2022: USD 51bn) and increased our Swiss SRB going concern leverage ratio 17 basis points (30 September 2022: 17 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›    Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report. We have employed for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.4bn as of 31 December 2022. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2021 for more information

›    Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

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Risk-weighted assets

During the fourth quarter of 2022, RWA increased by USD 9.0bn to USD 319.6bn, primarily driven by increases of USD 8.1bn from currency effects, USD 1.2bn from methodology and policy changes, and USD 0.9bn from regulatory add-ons, partly offset by decreases of USD 0.7bn from asset size and other movements and USD 0.4bn from model updates.

Movement in risk-weighted assets by key driver
USD bn	RWA as of 30.9.22	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.12.22
Credit and counterparty credit risk[2]	193.8	7.6		0.5		(1.4)	200.5
Non-counterparty-related risk[3]	23.4	0.5				0.4	24.2
Market risk	12.6		1.2	(1.3)	0.9	0.2	13.5
Operational risk	80.9			0.5			81.4
Total	310.6	8.1	1.2	(0.4)	0.9	(0.7)	319.6

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our 31 December 2022 Pillar 3 Report, which will be available as of 6 March 2023 under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA were USD 200.5bn as of 31 December 2022. The increase of USD 6.7bn included currency effects of USD 7.6bn.

Asset size and other movements resulted in an RWA decrease of USD 1.4bn.

–     Investment Bank RWA decreased by USD 3.7bn, mainly reflecting lower RWA from derivatives.

–     Global Wealth Management RWA increased by USD 1.5bn, mainly due to higher loan balances that carry a higher risk weighting when measured under the standardized approach, partly offset by lower RWA related to Lombard lending.

–     Personal & Corporate Banking RWA increased by USD 0.3bn.

–     Asset Management RWA increased by USD 0.3bn.

–     Group Functions RWA increased by USD 0.3bn.

Model updates resulted in an  RWA increase of USD 0.5bn, primarily driven by a USD 0.7bn quarterly phase-in impact related to updates to the loss-given-default (LGD) model for private equity and hedge fund financing trades, partly offset by a reduction of USD 0.3bn related to updates to the Lombard model.

›    Refer to the “Risk management and control” section of this report for more information

›    Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2021 for more information

Market risk

Market risk RWA increased by USD 0.9bn to USD 13.5bn in the fourth quarter of 2022, driven by an increase of USD 0.9bn in regulatory add-ons, reflecting updates from the monthly risks-not-in-VaR assessment. An RWA decrease of USD 1.3bn, driven by a VaR model change that went live in the fourth quarter of 2022, was offset by an RWA increase of USD 1.2bn, arising from the introduction of a FINMA-agreed temporary measure to offset the aforementioned decrease in VaR-model-change-related RWA. We are in discussions with FINMA regarding material updates to the VaR model in 2023, which would replace the aforementioned temporary measure and the currently applied add-on related to time decay.

›    Refer to the “Risk management and control” section of this report for more information

›    Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2021 for more information

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Operational risk

Operational risk RWA increased by USD 0.5bn to USD 81.4bn, driven by the annual recalibration of the advanced measurement approach (AMA) model used for the calculation of operational risk capital.

›    Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information about the French cross-border matter

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2021 for more information about the AMA model

Outlook

We expect that regulatory-driven updates to models will result in an RWA increase of around USD 4bn in 2023, of which around USD 2bn in the first quarter of 2023. The extent and timing of RWA changes may vary as model updates are completed and receive regulatory approval along with changes in the composition of the relevant portfolios. In addition, business growth and changes in market factors are expected to increase RWA at the beginning of 2023, following a period of lower levels of client activity and market volatility toward the end of the fourth quarter of 2022.

Risk-weighted assets by business division and Group Functions
USD bn	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	31.12.22
Credit and counterparty credit risk[1]	68.4	64.9	3.0	57.7	6.5	200.5
Non-counterparty-related risk[2]	5.9	1.9	0.6	3.7	12.1	24.2
Market risk	1.6	0.0		10.1	1.8	13.5
Operational risk	37.6	9.1	3.2	21.3	10.1	81.4
Total	113.5	75.9	6.7	92.8	30.6	319.6

	30.9.22
Credit and counterparty credit risk[1]	65.5	61.1	2.6	58.8	5.8	193.8
Non-counterparty-related risk[2]	5.7	1.8	0.6	3.5	11.7	23.4
Market risk	1.2	0.0		9.9	1.4	12.6
Operational risk	37.4	9.1	3.1	21.2	10.1	80.9
Total	109.9	72.0	6.3	93.4	29.0	310.6

	31.12.22 vs 30.9.22
Credit and counterparty credit risk[1]	2.8	3.8	0.4	(1.1)	0.8	6.7
Non-counterparty-related risk[2]	0.2	0.1	0.0	0.1	0.4	0.9
Market risk	0.3	0.0		0.2	0.4	0.9
Operational risk	0.2	0.1	0.0	0.1	0.1	0.5
Total	3.6	3.9	0.4	(0.6)	1.6	9.0

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2022: USD 11.4bn; 30 September 2022: USD 11.0bn), as well as property, equipment, software and other items (31 December 2022: USD 12.9bn; 30 September 2022: USD 12.3bn).

Leverage ratio denominator

During the fourth quarter of 2022, the LRD increased by USD 38.7bn to USD 1,028.5bn, driven by currency effects of USD 38.5bn and a USD 0.2bn net increase due to asset size and other movements.

Movement in leverage ratio denominator by key driver
USD bn	LRD as of 30.9.22	Currency effects	Asset size and other	LRD as of 31.12.22
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	759.8	31.4	24.8	816.0
Derivative exposures	105.2	3.8	(18.7)	90.3
Securities financing transactions	104.3	2.2	(7.8)	98.6
Off-balance sheet items	31.6	1.2	1.6	34.4
Deduction items	(11.1)	(0.1)	0.3	(10.8)
Total	989.8	38.5	0.2	1,028.5

1 The exposures exclude derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions (SFTs), and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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The LRD movements described below exclude currency effects.

On-balance sheet exposures increased by USD 24.8bn, mainly driven by higher trading portfolio assets in the Investment Bank, as well as purchases of high-quality liquid asset securities, partly offset by lower central bank balances, in Group Treasury.

Derivative exposures decreased by USD 18.7bn, mainly in the Investment Bank, primarily reflecting roll-offs of foreign exchange and equity / index contracts, as well as market-driven movements.

Securities financing transactions decreased by USD 7.8bn, mainly driven by a reduction in collateral sourcing for hedging client positions and lower brokerage receivables in the Investment Bank, partly offset by higher excess cash reinvestment trades in Group Treasury.

Off-balance sheet items increased by USD 1.6bn, mainly due to higher unutilized credit lines in Global Wealth Management and Personal & Corporate Banking.

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Leverage ratio denominator by business division and Group Functions
USD bn	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.12.22
Total IFRS assets	388.5	235.2	17.3	391.3	71.9	1,104.4
Difference in scope of consolidation[1]	0.0	0.0	(13.2)	(0.1)	0.0	(13.3)
Less: derivative exposures and SFTs[2]	(23.7)	(11.9)	(0.1)	(201.7)	(37.7)	(275.0)
On-balance sheet exposures	364.8	223.4	4.0	189.5	34.2	816.0
Derivative exposures	5.4	1.5	0.0	80.0	3.3	90.3
Securities financing transactions	20.5	10.8	0.1	40.4	26.8	98.6
Off-balance sheet items	8.8	16.6		6.9	2.1	34.4
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.2)	(1.2)	(0.4)	(3.9)	(10.8)
Total	394.4	252.1	2.9	316.6	62.6	1,028.5

	30.9.22
Total IFRS assets	384.1	217.3	16.3	425.8	68.3	1,111.8
Difference in scope of consolidation[1]	0.0	0.0	(12.3)	(0.1)	0.0	(12.4)
Less: derivative exposures and SFTs[2]	(28.4)	(12.2)	(0.1)	(268.6)	(30.2)	(339.5)
On-balance sheet exposures	355.7	205.0	3.9	157.1	38.1	759.8
Derivative exposures	7.4	1.4	0.0	91.6	4.8	105.2
Securities financing transactions	23.1	11.0	0.1	52.8	17.3	104.3
Off-balance sheet items	6.9	15.3		7.0	2.4	31.6
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.2)	(1.2)	(0.5)	(3.9)	(11.1)
Total	387.8	232.6	2.8	308.0	58.6	989.8

	31.12.22 vs 30.9.22
Total IFRS assets	4.5	18.0	1.0	(34.5)	3.7	(7.4)
Difference in scope of consolidation[1]	0.0	0.0	(0.9)	0.0	0.0	(0.9)
Less: derivative exposures and SFTs[2]	4.7	0.4	0.0	66.9	(7.5)	64.5
On-balance sheet exposures	9.2	18.3	0.1	32.4	(3.9)	56.2
Derivative exposures	(2.0)	0.1	0.0	(11.5)	(1.4)	(14.9)
Securities financing transactions	(2.5)	(0.2)	0.0	(12.4)	9.6	(5.6)
Off-balance sheet items	1.9	1.3		(0.1)	(0.3)	2.8
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	0.0	0.2	0.1	0.2
Total	6.5	19.5	0.1	8.6	4.0	38.7

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the leverage ratio denominator calculation.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions (SFTs), and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

We also allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on the advanced internal ratings-based portfolio, less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences in excess of the threshold, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the equity attribution framework

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended			For the year ended
USD bn	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21
Global Wealth Management	20.3	20.0	19.3	20.0	18.8
Personal & Corporate Banking	9.3	9.2	9.2	9.3	9.2
Asset Management	1.7	1.7	1.8	1.7	2.0
Investment Bank	12.7	12.8	13.2	13.0	13.0
Group Functions	12.4	12.7	16.8	13.5	16.3
of which: deferred tax assets[1]	4.9	5.1	5.5	5.2	5.9
of which: related to retained RWA and LRD[2]	3.0	2.9	3.2	3.0	3.2
of which: accruals for shareholder returns and others[3]	4.5	4.8	8.1	5.4	7.2
Average equity attributed to business divisions and Group Functions	56.3	56.3	60.4	57.6	59.3

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained risk-weighted assets (RWA) and leverage ratio denominator (LRD) related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Includes attributed equity related to dividend accruals, unrealized gains / losses from cash flow hedges, and a balancing item for capital held in excess of the 12.5% capital and 3.75% leverage ratio calibration thresholds for equity attribution.

Return on attributed equity[1]
	For the quarter ended			For the year ended
in %	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21
Global Wealth Management	20.9	29.1	11.6	24.9	25.4
Personal & Corporate Banking	22.8	19.3	15.9	19.5	18.9
Asset Management	29.3	33.2	74.6	81.2	51.8
Investment Bank	3.5	14.0	21.5	14.6	20.3
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                           32

Liquidity and funding management

Strategy, objectives and governance

This section provides liquidity and funding management information and should be read in conjunction with the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Liquidity coverage ratio

The quarterly average liquidity coverage ratio (the LCR) of UBS Group increased 1.0 percentage point to 163.7%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The movement in the average LCR was driven by a reduction in the average net cash outflows of USD 1.8bn to USD 146.0bn, mainly due to lower outflows from customer deposits, partially offset by lower inflows from loans. The effect of the reduction in the average net cash outflows was largely offset by a decrease in the average high-quality liquid assets of USD 1.8bn to USD 238.6bn, mainly driven by lower average cash balances due to higher funding consumption from the business divisions.

›    Refer to our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the LCR

Liquidity coverage ratio
USD bn, except where indicated	Average 4Q22[1]	Average 3Q22[1]
High-quality liquid assets	238.6	240.4
Net cash outflows[2]	146.0	147.8
Liquidity coverage ratio (%)[3]	163.7	162.7

1 Calculated based on an average of 63 data points in the fourth quarter of 2022 and 66 data points in the third quarter of 2022.    2 Represents the net cash outflows expected over a stress period of 30 calendar days.    3 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Net stable funding ratio

As of 31 December 2022, the net stable funding ratio (the NSFR) of UBS Group decreased 0.6 percentage points to 119.8%, remaining above the prudential requirement communicated by FINMA.

The movement in the NSFR was driven by USD 25.0bn higher required stable funding, mainly due to an increase in trading assets and loans to customers, partially offset by lower derivative balances. Available stable funding increased by USD 27.5bn, predominantly due to increased customer deposits and debt securities issued.

›     Refer to our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the NSFR

Net stable funding ratio
USD bn, except where indicated	31.12.22	30.9.22
Available stable funding	561.4	533.9
Required stable funding	468.5	443.5
Net stable funding ratio (%)	119.8	120.4

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management                                                       33

Balance sheet and off-balance sheet

Strategy, objectives and governance

This section provides balance sheet and off-balance sheet information and should be read in conjunction with “Balance sheet and off-balance sheet” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about the Group’s balance sheet and off-balance sheet positions.

Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Balance sheet assets (31 December 2022 vs 30 September 2022)

Total assets were USD 1,104.4bn as of 31 December 2022. The net decrease of USD 7.4bn included increases from currency effects of approximately USD 38.0bn.

Derivatives and cash collateral receivables on derivative instruments decreased by USD 58.3bn, mainly in our Derivatives & Solutions and Financing businesses in the Investment Bank, primarily reflecting roll-offs of foreign currency and equity / index contracts, as well as market-driven movements. Brokerage receivables decreased by USD 4.9bn, mainly in our Financing business, with growth in lending more than offset by an increase in netting effects.

These decreases were partly offset by a USD 23.3bn increase in trading portfolio assets, primarily reflecting higher inventory levels held to hedge client positions in our Financing and Derivatives & Solutions businesses. Lending assets increased by USD 14.4bn, reflecting currency effects of approximately USD 16.1bn, partly offset by lower Lombard lending, mainly in Global Wealth Management in Asia Pacific. Other financial assets measured at amortized cost and fair value increased by USD 11.3bn, driven by purchases of securities in our high-quality liquid asset (HQLA) portfolio. Cash and balances at central banks increased by USD 3.0bn, mainly driven by higher customer deposits and currency effects, partly offset by the aforementioned purchases of securities in our HQLA portfolio and higher funding consumption in the Investment Bank. Non-financial assets and financial assets for unit-linked investment contracts increased by USD 2.8bn, mainly reflecting higher withholding tax receivables in the Investment Bank and market-driven movements on unit-linked investment contracts in Asset Management.

›    Refer to the “Consolidated financial information” section of this report for more information

Assets
	As of		% change from
USD bn	31.12.22	30.9.22	30.9.22
Cash and balances at central banks	169.4	166.4	2
Lending[1]	402.0	387.6	4
Securities financing transactions at amortized cost	67.8	66.9	1
Trading portfolio[2]	107.9	84.6	28
Derivatives and cash collateral receivables on derivative instruments	185.1	243.4	(24)
Brokerage receivables	17.6	22.5	(22)
Other financial assets measured at amortized cost and fair value[3]	102.2	90.9	12
Non-financial assets and financial assets for unit-linked investment contracts	52.3	49.5	6
Total assets	1,104.4	1,111.8	(1)

1 Consists of loans and advances to customers and banks.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                     34

Balance sheet liabilities (31 December 2022 vs 30 September 2022)

Total liabilities were USD 1,047.1bn as of 31 December 2022. The net decrease of USD 8.6bn included increases from currency effects of approximately USD 33.0bn.

Derivatives and cash collateral payables on derivative instruments decreased by USD 45.3bn, mainly in our Derivatives & Solutions and Financing businesses, primarily reflecting roll-offs and market-driven movements, in line with the drivers on the asset side. Brokerage payables decreased by USD 3.0bn, with higher client deposits more than offset by an increase in netting effects.

These decreases were partly offset by an increase of USD 28.9bn in customer deposits, mainly reflecting currency effects of approximately USD 19.7bn, as well as increases in Personal & Corporate Banking, mainly from corporate and institutional clients, and in Global Wealth Management in Asia Pacific and Switzerland. Other financial liabilities measured at amortized cost and fair value increased by USD 4.1bn, primarily reflecting an increase in securities financing transactions measured at fair value in Group Treasury. Debt issued designated at fair value and long-term debt issued measured at amortized cost increased by a total of USD 4.0bn, mainly driven by currency effects, with the remaining increase largely due to market-driven movements on debt issued designated at fair value, partly offset by a decrease from maturities of long-term debt issued measured at amortized cost. Short-term borrowings increased by USD 2.6bn, mainly driven by net new issuances of commercial paper and certificates of deposit in Group Treasury. Non-financial liabilities and financial liabilities related to unit-linked investment contracts increased by USD 1.8bn, driven by increases in unit-linked investment contracts in line with the asset side, as well as higher compensation-related liabilities.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

›    Refer to the “Consolidated financial information” section of this report for more information

Liabilities and equity
	As of		% change from
USD bn	31.12.22	30.9.22	30.9.22
Short-term borrowings[1]	41.3	38.7	7
Securities financing transactions at amortized cost	4.2	4.5	(7)
Customer deposits	525.1	496.2	6
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	158.6	154.6	3
Trading portfolio[3]	29.5	30.7	(4)
Derivatives and cash collateral payables on derivative instruments	191.3	236.6	(19)
Brokerage payables	45.1	48.1	(6)
Other financial liabilities measured at amortized cost and fair value[4]	26.6	22.5	18
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	25.5	23.7	8
Total liabilities	1,047.1	1,055.7	(1)
Share capital	0.3	0.3	0
Share premium	13.5	13.4	1
Treasury shares	(6.9)	(5.6)	22
Retained earnings	50.0	48.8	2
Other comprehensive income[5]	(0.1)	(1.1)	(91)
Total equity attributable to shareholders	56.9	55.8	2
Equity attributable to non-controlling interests	0.3	0.3	4
Total equity	57.2	56.1	2
Total liabilities and equity	1,104.4	1,111.8	(1)

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Equity (31 December 2022 vs 30 September 2022)

Equity attributable to shareholders increased by USD 1,120m to USD 56,876m as of 31 December 2022.

The increase of USD 1,120m was mainly driven by total comprehensive income attributable to shareholders of positive USD 2,190m, reflecting net profit of USD 1,653m and positive other comprehensive income (OCI) of USD 538m. OCI mainly included positive OCI related to foreign currency translation of USD 948m, positive cash flow hedge OCI of USD 225m, negative defined benefit plan OCI of USD 343m and negative OCI related to own credit on financial liabilities designated at fair value of USD 233m.

This increase was partly offset by net treasury share activity that reduced equity by USD 1,242m, predominantly due to repurchases of USD 1,262m of shares under our 2022 share repurchase program.

›    Refer to the “Group performance” and “Consolidated financial information” sections of this report for more information

›    Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital

›    Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                     35

Off-balance sheet (31 December 2022 vs 30 September 2022)

Guarantees increased by USD 1.5bn, mainly in Group Treasury, relating to guarantees issued to corporate clients. Loan commitments increased by USD 2.5bn, mainly due to higher irrevocable credit lines to corporate clients in Global Wealth Management and Personal & Corporate Banking, as well as currency effects. Committed unconditionally revocable credit lines increased by USD 3.9bn, mainly driven by currency effects, as well as credit lines provided to clients in the Investment Bank and in Global Wealth Management. Forward starting reverse repurchase agreements decreased by USD 4.4bn, mainly in Group Treasury, reflecting fluctuations in the levels of business division activity in short-dated securities financing transactions.

Off-balance sheet
	As of		% change from
USD bn	31.12.22	30.9.22	30.9.22
Guarantees[1,2]	20.6	19.1	8
Loan commitments[1,3]	40.0	37.5	7
Committed unconditionally revocable credit lines	41.4	37.5	10
Forward starting reverse repurchase agreements[3]	3.8	8.2	(53)
Forward starting repurchase agreements[3]	1.9	1.8	2

1 Guarantees and loan commitments are shown net of sub-participations.    2 Includes guarantees measured at fair value through profit or loss.    3 Derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are not included.

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                     36

Share information and earnings per share

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a nominal value of CHF 0.10. Shares issued were unchanged in the fourth quarter of 2022 compared with the third quarter of 2022.

›    Refer to the “Recent developments” section of this report for more information about the planned conversion of our share capital nominal currency in 2023

We held 417m shares as of 31 December 2022, of which 296m shares had been acquired under our 2021 and 2022 share repurchase programs for cancellation purposes. The remaining 120m shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held increased by 75m shares in the fourth quarter of 2022. This mainly reflected repurchases of 76.3m shares (acquisition cost of CHF 1,235m, or USD 1,278m) under our 2022 share repurchase program.

In 2022, we repurchased 322m shares for a total acquisition cost of CHF 5,324m (USD 5,581m) under the 2021 and 2022 share repurchase programs. Of these, USD 522m of shares repurchased up to 18 February 2022 under the 2021 repurchase program have already been canceled, as approved by shareholders at the 2022 Annual General Meeting (the 2022 AGM). The remaining USD 1,115m of shares repurchased after 18 February 2022 under the 2021 repurchase program and the USD 3,944m of shares repurchased during 2022 under the 2022 repurchase program are also intended to be canceled by means of capital reduction, pending approval by shareholders at the 2023 AGM and the 2024 AGM, respectively.

Looking ahead, we intend to commence a new 2023 repurchase program of up to USD 6bn and expect to execute more than USD 5bn of repurchases under both the existing 2022 repurchase program and the new program in 2023.

›    Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

	As of or for the quarter ended			As of or for the year ended
	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21

Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic EPS	1,653	1,733	1,348	7,630	7,457
Less: (profit) / loss on own equity derivative contracts	0	(1)	0	0	0
Net profit / (loss) attributable to shareholders for diluted EPS	1,653	1,732	1,348	7,630	7,457

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,141,689,290	3,217,212,461	3,427,381,797	3,260,938,561	3,482,963,682
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	136,909,896	132,630,871	146,571,659	136,531,654	144,277,693
Weighted average shares outstanding for diluted EPS	3,278,599,186	3,349,843,332	3,573,953,456	3,397,470,215	3,627,241,375

Earnings per share (USD)
Basic	0.53	0.54	0.39	2.34	2.14
Diluted	0.50	0.52	0.38	2.25	2.06

Shares outstanding and potentially dilutive instruments
Shares issued	3,524,635,722	3,524,635,722	3,702,422,995	3,524,635,722	3,702,422,995
Treasury shares[3]	416,909,010	342,282,123	302,815,328	416,909,010	302,815,328
of which: related to the 2021 share repurchase program	62,548,000	62,548,000	152,596,273	62,548,000	152,596,273
of which: related to the 2022 share repurchase program	233,901,950	157,608,950		233,901,950
Shares outstanding	3,107,726,712	3,182,353,599	3,399,607,667	3,107,726,712	3,399,607,667
Potentially dilutive instruments[4]	5,873,046	7,284,942	12,056,662	5,873,046	12,439,996

Other key figures
Total book value per share (USD)	18.30	17.52	17.84	18.30	17.84
Tangible book value per share (USD)	16.28	15.57	15.97	16.28	15.97
Share price (USD)[5]	18.61	14.67	18.01	18.61	18.01
Market capitalization (USD m)	57,848	46,674	61,230	57,848	61,230

1 The weighted average shares outstanding for basic earnings per share are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Based on a settlement date view.    4 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for any of the periods presented. It mainly includes equity derivative contracts and equity-based awards subject to absolute and relative performance conditions.    5 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG				Security identification codes
Trading exchange	SIX / NYSE	Bloomberg	Reuters	ISIN	CH0244767585
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S	Valoren	24 476 758
New York Stock Exchange	UBS	UBS UN	UBS.N	CUSIP	CINS H42097 10 7

Fourth quarter 2022 report | Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share                                              37

Consolidated financial information

Unaudited

Information in this section is presented for UBS Group AG and its subsidiaries (together, the “Group”) on a consolidated basis unless otherwise specified and is presented in US dollars (USD). In preparing this financial information, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2021, except for the changes described in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first, second and third quarter 2022 reports. The financial information presented is unaudited and does not constitute an interim financial report prepared in accordance with IAS 34, Interim Financial Reporting.

UBS Group AG interim consolidated financial information (unaudited)

Income statement
	For the quarter ended			For the year ended
USD m	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,180	3,078	2,152	11,782	8,533
Interest expense from financial instruments measured at amortized cost	(2,954)	(1,758)	(768)	(6,564)	(3,259)
Net interest income from financial instruments measured at fair value through profit or loss and other	363	277	387	1,403	1,431
Net interest income	1,589	1,596	1,770	6,621	6,705
Other net income from financial instruments measured at fair value through profit or loss	1,876	1,796	1,365	7,517	5,850
Fee and commission income	4,771	4,957	6,042	20,789	24,372
Fee and commission expense	(413)	(476)	(513)	(1,823)	(1,985)
Net fee and commission income	4,359	4,481	5,529	18,966	22,387
Other income	206	363	40	1,459	452
Total revenues	8,029	8,236	8,705	34,563	35,393

Credit loss expense / (release)	7	(3)	(27)	29	(148)

Personnel expenses	4,122	4,216	4,216	17,680	18,387
General and administrative expenses	1,420	1,192	2,212	5,189	5,553
Depreciation, amortization and impairment of non-financial assets	543	508	574	2,061	2,118
Operating expenses	6,085	5,916	7,003	24,930	26,058
Operating profit / (loss) before tax	1,937	2,323	1,729	9,604	9,484
Tax expense / (benefit)	280	580	370	1,942	1,998
Net profit / (loss)	1,657	1,742	1,359	7,661	7,486
Net profit / (loss) attributable to non-controlling interests	4	9	11	32	29
Net profit / (loss) attributable to shareholders	1,653	1,733	1,348	7,630	7,457

Earnings per share (USD)
Basic	0.53	0.54	0.39	2.34	2.14
Diluted	0.50	0.52	0.38	2.25	2.06

Fourth quarter 2022 report | Consolidated financial information                                                                                                                                      38

Statement of comprehensive income
	For the quarter ended			For the year ended
USD m	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21

Comprehensive income attributable to shareholders[1]
Net profit / (loss)	1,653	1,733	1,348	7,630	7,457
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	1,753	(1,135)	315	(894)	(1,076)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(798)	475	(183)	337	498
Foreign currency translation differences on foreign operations reclassified to the income statement	0	24	0	32	(2)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	3	(3)	3	(4)	10
Income tax relating to foreign currency translations, including the impact of net investment hedges	(10)	6	(24)	4	35
Subtotal foreign currency translation, net of tax	948	(633)	111	(525)	(535)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	5	(3)	(49)	(440)	(203)
Net realized (gains) / losses reclassified to the income statement from equity	0	0	0	1	(9)
Reclassification of financial assets to Other financial assets measured at amortized cost[2]				449
Income tax relating to net unrealized gains / (losses)	0	0	13	(3)	55
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	6	(3)	(37)	6	(157)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	59	(2,053)	(250)	(5,758)	(992)
Net (gains) / losses reclassified to the income statement from equity	210	16	(269)	(159)	(1,073)
Income tax relating to cash flow hedges	(43)	373	98	1,124	390
Subtotal cash flow hedges, net of tax	225	(1,664)	(421)	(4,793)	(1,675)
Cost of hedging
Cost of hedging, before tax	(69)	17	(14)	45	(32)
Income tax relating to cost of hedging	3	(3)	6	0	6
Subtotal cost of hedging, net of tax	(66)	14	(8)	45	(26)
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,113	(2,286)	(355)	(5,267)	(2,393)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(372)	136	149	(73)	2
Income tax relating to defined benefit plans	29	42	(25)	63	(7)
Subtotal defined benefit plans, net of tax	(343)	177	124	(10)	(5)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(304)	452	55	867	46
Income tax relating to own credit on financial liabilities designated at fair value	71	(116)	0	(71)	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(233)	335	55	796	46
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(576)	513	178	786	42

Total other comprehensive income	538	(1,773)	(177)	(4,481)	(2,351)
Total comprehensive income attributable to shareholders	2,190	(40)	1,171	3,149	5,106

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	4	9	11	32	29
Total other comprehensive income that will not be reclassified to the income statement, net of tax	13	(17)	(4)	(14)	(16)
Total comprehensive income attributable to non-controlling interests	17	(8)	7	18	13

Total comprehensive income
Net profit / (loss)	1,657	1,742	1,359	7,661	7,486
Other comprehensive income	551	(1,791)	(181)	(4,494)	(2,367)
of which: other comprehensive income that may be reclassified to the income statement	1,113	(2,286)	(355)	(5,267)	(2,393)
of which: other comprehensive income that will not be reclassified to the income statement	(562)	496	175	772	26
Total comprehensive income	2,208	(48)	1,178	3,167	5,119

1 Refer to the “Group performance” section of this report for more information.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 39

Balance sheet
USD m	31.12.22	30.9.22	31.12.21

Assets
Cash and balances at central banks	169,445	166,406	192,817
Loans and advances to banks	14,792	14,518	15,480
Receivables from securities financing transactions measured at amortized cost	67,814	66,926	75,012
Cash collateral receivables on derivative instruments	35,032	48,206	30,514
Loans and advances to customers	387,220	373,036	397,761
Other financial assets measured at amortized cost	53,264	47,019	26,209
Total financial assets measured at amortized cost	727,568	716,112	737,794
Financial assets at fair value held for trading	107,866	84,584	130,821
of which: assets pledged as collateral that may be sold or repledged by counterparties	36,742	26,810	43,397
Derivative financial instruments	150,108	195,206	118,142
Brokerage receivables	17,576	22,510	21,839
Financial assets at fair value not held for trading	59,796	53,795	60,080
Total financial assets measured at fair value through profit or loss	335,347	356,096	330,882
Financial assets measured at fair value through other comprehensive income	2,239	2,243	8,844
Investments in associates	1,101	1,032	1,243
Property, equipment and software	12,288	11,829	12,888
Goodwill and intangible assets	6,267	6,210	6,378
Deferred tax assets	9,389	9,299	8,876
Other non-financial assets	10,166	8,932	10,277
Total assets	1,104,364	1,111,753	1,117,182

Liabilities
Amounts due to banks	11,596	13,870	13,101
Payables from securities financing transactions measured at amortized cost	4,202	4,540	5,533
Cash collateral payables on derivative instruments	36,436	44,321	31,798
Customer deposits	525,051	496,209	542,007
Debt issued measured at amortized cost	114,621	110,038	139,155
Other financial liabilities measured at amortized cost	9,575	9,397	9,001
Total financial liabilities measured at amortized cost	701,481	678,375	740,595
Financial liabilities at fair value held for trading	29,515	30,741	31,688
Derivative financial instruments	154,906	192,297	121,309
Brokerage payables designated at fair value	45,085	48,093	44,045
Debt issued designated at fair value	73,638	69,374	73,799
Other financial liabilities designated at fair value	30,237	25,437	30,074
Total financial liabilities measured at fair value through profit or loss	333,381	365,943	300,916
Provisions	3,243	3,281	3,518
Other non-financial liabilities	9,040	8,068	11,151
Total liabilities	1,047,146	1,055,666	1,056,180

Equity
Share capital	304	304	322
Share premium	13,546	13,359	15,928
Treasury shares	(6,874)	(5,617)	(4,675)
Retained earnings	50,004	48,813	43,851
Other comprehensive income recognized directly in equity, net of tax	(103)	(1,103)	5,236
Equity attributable to shareholders	56,876	55,756	60,662
Equity attributable to non-controlling interests	342	330	340
Total equity	57,218	56,087	61,002
Total liabilities and equity	1,104,364	1,111,753	1,117,182

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 40

Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD m	31.12.22	30.9.22	31.12.21
Provisions other than provisions for expected credit losses	3,042	3,099	3,322
Provisions for expected credit losses	201	182	196
Total provisions	3,243	3,281	3,518

The following table presents additional information for provisions other than provisions for expected credit losses.

USD m	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2021	2,798	172	352	3,322
Balance as of 30 September 2022	2,678	109	313	3,099
Increase in provisions recognized in the income statement	88	75	23	186
Release of provisions recognized in the income statement	(38)	(6)	(20)	(64)
Provisions used in conformity with designated purpose	(263)	(55)	(8)	(326)
Foreign currency translation / unwind of discount	121	7	18	147
Balance as of 31 December 2022	2,586	130	326	3,042

1 Consists of provisions for losses resulting from legal, liability and compliance risks.    2 Consists of personnel-related restructuring provisions of USD 102m as of 31 December 2022 (30 September 2022: USD 75m; 31 December 2021: USD 125m) and provisions for onerous contracts of USD 28m as of 31 December 2022 (30 September 2022: USD 34m; 31 December 2021: USD 47m).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are generally used within a short period of time. The level of personnel-related provisions can change when natural staff attrition reduces the number of people affected by a restructuring event, and therefore results in lower estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in part b). There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 41

Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in part a) above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD m	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2021	1,338	181	8	310	962	2,798
Balance as of 30 September 2022	1,195	158	8	378	937	2,678
Increase in provisions recognized in the income statement	64	2	0	22	0	88
Release of provisions recognized in the income statement	(11)	(15)	0	(2)	(11)	(38)
Provisions used in conformity with designated purpose	(158)	0	0	(105)	0	(263)
Foreign currency translation / unwind of discount	92	14	0	14	2	121
Balance as of 31 December 2022	1,182	159	8	308	928	2,586

1 Provisions, if any, for the matters described in items 3 and 4 of this disclosure are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, provisions, if any, for the matters described in item 5 are allocated between the Investment Bank and Group Functions.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 42

Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1bn.

On 20 February 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75m, the confiscation of EUR 1bn, and awarded civil damages to the French state of EUR 800m. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR 99m of which was deducted from the bail), subject to the result of UBS’s appeal.

Our balance sheet at 31 December 2022 reflected provisions with respect to this matter in an amount of EUR 1.1bn (USD 1.2bn). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

Our balance sheet at 31 December 2022 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2022 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 43

Provisions and contingent liabilities (continued)

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1bn, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2bn. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125m of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.42bn, of which USD 3.37bn have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2021, the parties reached an agreement to settle this matter for USD 15m, subject to court approval.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3bn of bonds by the System in 2008 and sought damages of over USD 800m. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2022, a federal district court enjoined the plaintiffs from proceeding with the action on the grounds it impermissibly conflicted with Puerto Rico’s approved Plan of Adjustment.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125m in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955m in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. Defendants’ motions to dismiss have been granted in all three cases; those decisions are being appealed by the plaintiffs.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 44

Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2022 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141m and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint. In March 2022, the court denied plaintiffs’ motion for class certification.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 45

Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In December 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. In March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In March 2022, the Second Circuit dismissed the appeal because appellants, who had been substituted in to replace the original plaintiffs who had withdrawn, lacked standing to pursue the appeal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in September 2021. In September 2022, the court granted defendants’ motion to dismiss the complaint in its entirety, while allowing plaintiffs the opportunity to file an amended complaint. Plaintiffs filed an amended complaint in October 2022, and defendants have moved to dismiss the amended complaint.

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. In October 2022, the appeals court affirmed the dismissal on multiple grounds. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021. In August 2022, the court granted UBS’s motion for reconsideration and dismissed the case against UBS.

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings. Plaintiffs filed a third amended complaint in November 2022 and defendants have moved to dismiss the amended complaint.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR – In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. Plaintiffs filed an amended complaint in October 2021, which defendants have moved to dismiss. In March 2022, plaintiffs reached a settlement in principle with the remaining defendants, including UBS. The court granted final approval of the settlement in November 2022.

BBSW – In November 2018, the court dismissed the BBSW lawsuit as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs filed an amended complaint in April 2019, which UBS and other defendants moved to dismiss. In February 2020, the court granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021. In February 2022, plaintiffs reached a settlement in principle with the remaining defendants, including UBS. The court granted final approval of the settlement in November 2022.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 46

Provisions and contingent liabilities (continued)

GBP LIBOR – The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint were granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. In March 2022, the court granted defendants’ motion to dismiss that complaint. Plaintiffs have appealed the dismissal. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172m. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2022 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2022 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Fourth quarter 2022 report | Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)                                 47

UBS AG interim consolidated financial information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Information for UBS AG consolidated does not differ materially from UBS Group AG on a consolidated basis.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

Assets, liabilities, revenues, operating expenses and tax expenses / (benefits) relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, revenues and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

Differences in net profit between UBS Group AG consolidated and UBS AG consolidated mainly arise as UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a result of certain compensation-related matters, including pensions.

The equity of UBS Group AG consolidated was USD 0.3bn higher than the equity of UBS AG consolidated as of 31 December 2022. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were largely offset by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

The going concern capital of UBS Group AG consolidated was USD 3.6bn higher than the going concern capital of UBS AG consolidated as of 31 December 2022, reflecting higher common equity tier 1 (CET1) capital of USD 2.5bn and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.0bn.

The CET1 capital of UBS Group AG consolidated was USD 2.5bn higher than that of UBS AG consolidated as of 31 December 2022, primarily due to lower UBS Group AG accruals for dividends to shareholders and higher UBS Group AG consolidated IFRS equity of USD 0.3bn. The aforementioned factors were partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.0bn higher than that of UBS AG consolidated as of 31 December 2022, mainly reflecting Deferred Contingent Capital Plan awards granted at the Group level to eligible employees for the performance years 2017 to 2021, partly offset by four loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

Fourth quarter 2022 report | Consolidated financial information | UBS AG interim consolidated financial information (unaudited)                                           48

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.12.22
USD m, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Total revenues	8,029	8,078	(49)
Credit loss expense / (release)	7	7	0
Operating expenses	6,085	6,282	(198)
Operating profit / (loss) before tax	1,937	1,788	148
of which: Global Wealth Management	1,058	1,047	11
of which: Personal & Corporate Banking	529	525	4
of which: Asset Management	124	122	2
of which: Investment Bank	112	108	4
of which: Group Functions	114	(13)	127
Net profit / (loss)	1,657	1,522	135
of which: net profit / (loss) attributable to shareholders	1,653	1,518	135
of which: net profit / (loss) attributable to non-controlling interests	4	4	0

Statement of comprehensive income
Other comprehensive income	551	499	52
of which: attributable to shareholders	538	485	52
of which: attributable to non-controlling interests	13	13	0
Total comprehensive income	2,208	2,020	187
of which: attributable to shareholders	2,190	2,003	187
of which: attributable to non-controlling interests	17	17	0

Balance sheet
Total assets	1,104,364	1,105,436	(1,072)
Total liabilities	1,047,146	1,048,496	(1,349)
Total equity	57,218	56,940	278
of which: equity attributable to shareholders	56,876	56,598	278
of which: equity attributable to non-controlling interests	342	342	0

Capital information
Common equity tier 1 capital	45,457	42,929	2,528
Going concern capital	58,321	54,770	3,551
Risk-weighted assets	319,585	317,823	1,762
Common equity tier 1 capital ratio (%)	14.2	13.5	0.7
Going concern capital ratio (%)	18.2	17.2	1.0
Total loss-absorbing capacity ratio (%)	33.0	32.0	0.9
Leverage ratio denominator	1,028,461	1,029,561	(1,100)
Common equity tier 1 leverage ratio (%)	4.42	4.17	0.25

Fourth quarter 2022 report | Consolidated financial information | UBS AG interim consolidated financial information (unaudited)                                           49

As of or for the quarter ended 30.9.22			As of or for the quarter ended 31.12.21
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

8,236	8,308	(73)	8,705	8,819	(114)
(3)	(3)	0	(27)	(27)	0
5,916	6,152	(236)	7,003	7,227	(224)
2,323	2,159	164	1,729	1,619	109
1,453	1,434	18	563	541	22
442	437	5	365	362	3
140	139	1	334	328	6
447	436	11	713	710	3
(158)	(287)	129	(246)	(321)	75
1,742	1,608	135	1,359	1,266	93
1,733	1,598	135	1,348	1,255	93
9	9	0	11	11	0

(1,791)	(1,753)	(38)	(181)	(197)	16
(1,773)	(1,735)	(38)	(177)	(194)	16
(17)	(17)	0	(4)	(4)	0
(48)	(145)	97	1,178	1,069	109
(40)	(137)	97	1,171	1,062	109
(8)	(8)	0	7	7	0

1,111,753	1,111,926	(172)	1,117,182	1,116,145	1,037
1,055,666	1,056,985	(1,319)	1,056,180	1,057,702	(1,522)
56,087	54,941	1,146	61,002	58,442	2,559
55,756	54,610	1,146	60,662	58,102	2,559
330	330	0	340	340	0

44,664	42,064	2,600	45,281	41,594	3,687
59,359	55,733	3,626	60,488	55,434	5,054
310,615	308,571	2,044	302,209	299,005	3,204
14.4	13.6	0.7	15.0	13.9	1.1
19.1	18.1	1.0	20.0	18.5	1.5
33.7	32.8	1.0	34.7	33.3	1.3
989,787	989,909	(122)	1,068,862	1,067,679	1,183
4.51	4.25	0.26	4.24	3.90	0.34

Fourth quarter 2022 report | Consolidated financial information | UBS AG interim consolidated financial information (unaudited)                                           50

UBS AG consolidated key figures
	As of or for the quarter ended			As of or for the year ended
USD m, except where indicated	31.12.22	30.9.22	31.12.21	31.12.22	31.12.21
Results
Total revenues	8,078	8,308	8,819	34,915	35,828
Credit loss expense / (release)	7	(3)	(27)	29	(148)
Operating expenses	6,282	6,152	7,227	25,927	27,012
Operating profit / (loss) before tax	1,788	2,159	1,619	8,960	8,964
Net profit / (loss) attributable to shareholders	1,518	1,598	1,255	7,084	7,032
Profitability and growth
Return on equity (%)	10.9	11.7	8.7	12.6	12.3
Return on tangible equity (%)	12.3	13.2	9.8	14.2	13.9
Return on common equity tier 1 capital (%)	14.3	15.2	12.1	16.8	17.6
Return on leverage ratio denominator, gross (%)	3.2	3.3	3.3	3.4	3.4
Cost / income ratio (%)	77.8	74.0	81.9	74.3	75.4
Net profit growth (%)	20.9	(25.8)	(19.7)	0.7	13.5
Resources
Total assets	1,105,436	1,111,926	1,116,145	1,105,436	1,116,145
Equity attributable to shareholders	56,598	54,610	58,102	56,598	58,102
Common equity tier 1 capital[1]	42,929	42,064	41,594	42,929	41,594
Risk-weighted assets[1]	317,823	308,571	299,005	317,823	299,005
Common equity tier 1 capital ratio (%)[1]	13.5	13.6	13.9	13.5	13.9
Going concern capital ratio (%)[1]	17.2	18.1	18.5	17.2	18.5
Total loss-absorbing capacity ratio (%)[1]	32.0	32.8	33.3	32.0	33.3
Leverage ratio denominator[1]	1,029,561	989,909	1,067,679	1,029,561	1,067,679
Common equity tier 1 leverage ratio (%)[1]	4.17	4.25	3.90	4.17	3.90
Other
Invested assets (USD bn)[2]	3,957	3,706	4,596	3,957	4,596
Personnel (full-time equivalents)	47,628	47,429	47,067	47,628	47,067

1 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    2 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

Fourth quarter 2022 report | Consolidated financial information | UBS AG interim consolidated financial information (unaudited)                                           51

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on via the mobile app at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Mobile Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Cost / income ratio (%)	Calculated as operating expenses divided by total revenues.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee and trading income for Corporate & Institutional Clients (USD and CHF) – Personal & Corporate Banking	Calculated as the total of recurring net fee and transaction-based income for Corporate & Institutional Clients.	This measure provides information about the amount of fee and trading income for Corporate & Institutional Clients.

Fourth quarter 2022 report | Appendix                                                                                                                                                                         52

APM label	Calculation	Information content
Fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of discretionary and nondiscretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment, mutual, hedge and private-market funds where we have a distribution agreement, including client commitments into closed-ended private-market funds from the date that recurring fees are charged. Assets related to our Global Financial Intermediaries business are excluded, as are assets of sanctioned clients.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream. Assets of sanctioned clients are excluded from fee-generating assets.

Fee-generating asset margin (bps) – Global Wealth Management

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – Asset Management	Calculated as total revenues (annualized as applicable) divided by average invested assets.	This measure provides information about the total revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – Global Wealth Management, Personal & Corporate Banking	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – Global Wealth Management, Personal & Corporate Banking, Asset Management

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.	This measure provides information about the volume of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.
Net interest margin (bps) – Personal & Corporate Banking	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net new fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients during a specific period. Excluded from the calculation are the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows, excluding movements due to market performance and foreign exchange translation, as well as the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Net new fee-generating asset growth rate (%) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows recorded during a specific period (annualized as applicable) divided by total fee-generating assets at the beginning of the period.

This measure provides information about the growth of fee-generating assets during a specific period as a result of net new fee-generating asset flows.
Net new investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of the net amount of inflows and outflows of investment products during a specific period.	This measure provides information about the development of investment products during a specific period as a result of net new investment product flows.

Fourth quarter 2022 report | Appendix                                                                                                                                                                         53

APM label	Calculation	Information content
Net new money (USD) – Global Wealth Management, Asset Management

Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period. Excluded from the calculation are the effects on invested assets of strategic decisions by UBS to exit markets or services. Net new money for Global Wealth Management is disclosed on an annual basis. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees, as well as the effects on invested assets of strategic decisions by UBS to exit markets or services.

Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth since the comparison period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth since the comparison period.
Recurring net fee income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized total revenues divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to the leverage ratio denominator.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Tangible book value per share (USD)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income, together with other net income from financial instruments measured at fair value through profit or loss.

Fourth quarter 2022 report | Appendix                                                                                                                                                                         54

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AG                  Aktiengesellschaft

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

C&ORC           Compliance & Operational Risk Control

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DE&I                diversity, equity and inclusion

DFAST             Dodd–Frank act stress test

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ESR                  environmental and social risk

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

Fourth quarter 2022 report | Appendix                                                                                                                                                                         55

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MRT                Material Risk Taker

N

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

Q

QCCP              Qualifying central counterparty

R

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach or société anonyme

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s Republic of China

SDG                Sustainable Development Goal

SEC                 US Securities and Exchange Commission

SFT                  securities financing transaction

SI                     sustainable investing or sustainable investment

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Fourth quarter 2022 report | Appendix                                                                                                                                                                         56

Information sources

Reporting publications

Annual publications

Annual Report: Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus dem Geschäftsbericht”: This publication provides a German translation of selected sections of our Annual Report.

Compensation Report: This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German (“Vergütungsbericht”) and represents a component of the Annual Report.

Sustainability Report: Published in English, the Sustainability Report provides disclosures on environmental, social and governance topics related to UBS Group.

Quarterly publications

Quarterly financial report: This report provides an update on our performance and strategy (where applicable) for the respective quarter. It is available in English.

The annual and quarterly publications are available in a fully digital and .pdf format at ubs.com/investors, under “Financial information.” Starting with our Annual Report 2022, we no longer provide printed copies, in any language, of the aforementioned annual publications.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; our corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

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Form 20‑F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20‑F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20‑F is structured as a wraparound document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG Annual Report. However, there is a small amount of additional information in Form 20‑F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Fourth quarter 2022 report | Appendix                                                                                                                                                                         57

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The Russia–Ukraine war has led to heightened volatility across global markets, exacerbated global inflation, and slowed global growth. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing energy shortages and food insecurity. In addition, the speed of implementation and extent of coordinated sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

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This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Ralph Hamers _______________

Name:  Ralph Hamers

Title:    Group Chief Executive Officer

By: _/s/ Sarah Youngwood_____________

Name:  Sarah Youngwood

Title:    Group Chief Financial Officer

By: _/s/ Christopher Castello  ___________

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Sarah Youngwood_____________

Name:  Sarah Youngwood

Title:    Chief Financial Officer

By:     /s/ Christopher Castello             _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  January 31, 2023